FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- December 2007	78

Quarterly results

January–December 2006

TABLE OF CONTENTS

   TELEFÓNICA GROUP

   Market Size

   Financial Highlights

   Consolidated Results

   Financial Data

   RESULTS BY BUSINESS LINES

Fixed Line Business
    Telefónica de España Group
    Telefónica Latinoamérica Group

Telefónica Móviles Group

Telefónica O2 Europe

    O2 Group
    Telefónica O2 Czech Republic
    Telefónica Deutschland

Other Business

    Atento Group
    Content and Media Business

   ADDENDA

Companies included in each Financial Statement

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

Consolidated Statements by Regional Business Units

Corporate Responsibility

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in International Financial Reporting Standards (IFRS). Certain accounting practices applied by the Group that conform with generally accepted accounting principles in IFRS may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

México
Internet & Data Acc.
Terra ISP: 3
Cellular Accesses
TEM México: 8,553
El Salvador
Fixed Telephony Acc.
T. El Salvador: 71
Internet & Data Acc.
T. El Salvador: 21
Cellular Accesses
TEM El Salvador: 847
Pay TV
T. El Salvador: 14
United Kingdom
Cellular Accesses
O2 UK: 17,633
Internet & Data Acc
O2 UK: 17
Germany
Wholesale ADSL Lines
T. Deutschland Group: 618
Cellular Accesses
O2 Germany: 11,025
Internet & Data Acc
O2 Germany: 19
Ireland
Cellular Accesses
O2 Ireland: 1,632
Czech Republic
Fixed Telephony Acc.
T. O2 Czech Rep.: 2,402
Internet & Data Acc.
T. O2 Czech Rep: 561
Cellular Accesses
T. O2 Czech Rep.: 4,862
Pay TV
Imagenio: 16
Guatemala
Fixed Telephony Acc.
T. Guatemala: 50
Internet & Data Acc.
Terra ISP: 3
Cellular Accesses
TEM Guatemala: 1,491
Venezuela
Cellular Accesses
TEM Venezuela: 8,826
Morocco
Cellular Accesses
Medi Telecom: 5,155
Colombia
Fixed Telephony Acc.
Colombia T.: 2,359
Internet & Data Acc.
Colombia T.: 68
Terra ISP: 3
Cellular Accesses
TEM Colombia: 7,760
Spain
Fixed Telephony Acc.
T. de España: 15,950
Internet & Data Acc.
T. de España: 4,842
Cellular Accesses
T. Móviles: 21,446
Pay TV
O2 TV: 383
Nicaragua
Cellular Accesses
TEM Nicaragua: 553
Panama
Cellular Accesses
TEM Panamá: 939
Ecuador
Cellular Accesses
TEM Ecuador: 2,490
Brazil
Fixed Telephony Acc.
Telesp: 12,107
Internet & Data Acc.
Telesp: 3,557
Terra ISP: 1,011
Cellular Accesses
Brasilcel: 29,053
Peru
Fixed Telephony Acc.
T. del Perú: 2,498
Internet & Data Acc.
T. del Perú: 526
Cellular Accesses
TEM Perú: 5,130
Pay TV
Cable Mágico: 557
Uruguay
Cellular Accesses
Uruguay: 777
Chile
Fixed Telephony Acc.
CTC Chile: 2,206
Internet & Data Acc.
CTC Chile: 558
Cellular Accesses
TEM Chile: 5,680
Pay TV
TV Digital: 94
Argentina
Fixed Telephony Acc.
T. de Argentina: 4,636
Internet & Data Acc.
T. de Argentina: 974
Cellular Accesses
TEM Argentina: 11,199

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January - December
	2006	2005	% Chg
Final Clients Accesses	200,700.7	151,669.6	32.3
Fixed telephony accesses (1)	42,340.7	40,859.9	3.6
Internet and data accesses	12,170.9	11,002.6	10.6
Narrowband	3,997.7	5,166.9	(22.6)
Broadband (2)	7,974.8	5,653.0	41.1
Other (3)	198.4	182.7	8.6
Cellular accesses	145,125.1	99,124.0	46.4
Pay TV	1,064.0	683.2	55.7
Wholesale Accesses	2,479.4	1,827.4	35.7
Unbundled loops	962.2	441.7	117.8
Shared UL	527.7	279.0	89.1
Full UL	434.5	162.7	167.1
Wholesale ADSL (4)	1,288.6	1,330.1	(3.1)
Other (5)	228.6	55.6	n.s.
Total Accesses	203,180.2	153,497.0	32.4
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satelite, optical fibre, cable modem and broadband circuits.
(3) Remaining non-broadband final client circuits.
(4) Includes T. Deutschland connections resold on a retail basis.
(5) Circuits for other operators.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers and Telefónica Telecom.

TELEFÓNICA GROUP

Financial Highlights

The most relevant facts of Telefónica Group results for the January-December 2006 period are the following:

  Telefónica Group strengthens the best combination of growth and returns in the European industry:
    Revenues posted 41.5% year-on-year growth to 52,901 million euros. In the fourth quarter the year-on-year growth stood at 37.4%.
    Basic earnings per share increased 42.9% year-on-year to 1.304 €/share.
  Net income reached an historic record figure of 6,233 million euros compared to 4,446 million euros in 2005 (+40.2%).
  The higher Telefónica Group top line growth is sustained by the solid increase in the customer base, thanks to the strong commercial activity developed during the year and specially in the fourth quarter:
    Total accesses stood at 203.2 millions, 32.4% more than in December 2005.
    Telefónica Group´s Double Play and Triple Play Offers exceeded 3 million at the end of the year.
    Only in the fourth quarter, total accesses net additions surpassed 7.3 millions, of which more than 6.6 million corresponded to cellular accesses, close to 0.7 million to retail internet broadband and nearly 200,000 to Pay TV.
    The organic growth1 of revenues reached 7.8%, at the top of the peer Group.

1  Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January –December 2005 and O2 Group in February-December 2005. Excluding the consolidation of Telefónica Telecom (formerly Colombia Telecom) in May-December 2006 and Iberbanda in July-December 2006.

  The ongoing efficiency in the integrated management of operations, cost optimisation and tangible synergies achieved flows to:
    Increased OIBDA by 27.0% with respect to January-December 2005.
    Operating free cash flow (OIBDA-CapEx) which rose 12.3% vs. 2005 and totalled 11,122 million euros, despite the higher investment effort.

  Telefónica Group achieved and even surpassed the financial targets2 set for 2006 in terms of revenues, OIBDA and OI:
    Revenue2 increased year-on-year 38.8%, confirming the guidance of "higher than 37%" upgraded from the initial range of +34%/+37%.
    OIBDA2 increased year-on-year 28.9%, in the high end of the range communicated (+26%/+29%).
    OI growth2 stood at 29.2%, in line with the range of +26%/+30% announced.

2   2006 guidance assumes constant exchange rates as of 2005. Base reported numbers include six months of Telefónica O2 Czech Republic (consolidated since July 2005) and include TPI as a discontinued operation. All figures exclude changes in consolidation, other than O2 (Feb-Dec 06 included). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures. The assignment of O2’s goodwill is not included in OI guidance calculation.

  After the fast integration of acquired assets, the Company presented a higher geographic diversification:
    Latinoamérica and Europe represented already a 61.2% of total sales and a 55.6% of the total OIBDA.
    Spain reduced its contribution to the consolidated revenues to 37.9% and to the consolidated OIBDA to 43,8%.

  Shareholder remuneration policy more attractive:
    An interim dividend of 0.3 euros per share has been paid the 10th of November 2006. An additional 0.3 euros per share to be paid in the first semester of 2007.
    Share buy-back program to be completed until the end of 2007 by an amount of 2,700 million euros (treasury stock as of 31st January 2006 stood at 1.5% of the current share capital).

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by businesses, which basically implies that each business line participate in the companies that the Group holds in the corresponding business, independently of the legal structure.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

From the first quarter of 2007 and according to the new regional and integrated management model approved on the 26th July 2006 by the Board of Directors of the Company, the consolidated results for the Telefónica Group will be presented with information segmented into three Regional Business Units: Telefónica Spain, Telefónica Europe and Telefónica Latin America. In this document addenda, the 2006 results are published under this new model.

The results of the Telefónica de España Group and the Telefónica Latinoamérica Group include the results from Terra Networks operations as of 1st January 2005. Hence, Terra España, Azeler and Maptel results are included in the Telefónica de España Group, whereas the Terra results in Latin America are included in the Telefónica Latinoamérica Group.

As of 1st February 2006, the results of the O2 Group are consolidated into Telefónica O2 Europe business line. This business line is integrated by the assets of O2 Group, Telefónica O2 Czech Republic (during the July-December 2005 period it was an independent business line) and Telefónica Deutschland (in 2005 it was included in Other companies of the Telefónica Group).

As of 1st May 2006, the results of Colombia Telecom (from November Telefónica Telecom) are consolidated into Telefónica Latinoamérica Group.
As of 1st July 2006, the results of Iberbanda are consolidated into Telefónica de España Group.

In the last quarter of 2006 the results of Telefónica O2 Slovakia are included into Telefónica O2 Europe.

Due to Telefónica’s disposal of TPI, the Telefónica Group’s 2005 and 2006 results include the Directories Business as a discontinued operations, in line with International Financial Reporting Standards (IFRS).

2006 results strengthen the Telefónica Group as the incumbent European operator that offers the best combination of growth and returns in the industry.

Growth differential takes place in all items of P&L, from revenues, which grew by 41.5% with respect to the previous year, to basic earnings per share, which rose 42.9% (1.304 euros per share). Thus, in 2006 the Telefónica Group obtained a historic record figure of net profit (6,233 million euros), 40.2% above the 2005 figure.

2006 was also characterised by the rapid and successful integration of recent acquisitions, the O2 Group and Telefónica Telecom amongst others. Thus, the efficiency in integrated management, the optimisation of costs and synergies already achieved delivered a OIBDA growth of 27.0% year-on-year and an operating free cash flow (OIBDA-CapEx) of 12.3% totalling 11,122 million euros. This has been achieved despite important commercial expenses, which allowed the total accesses to rise to 203.2 million at the end of the year.

The evolution of the results has allowed the Telefónica Group to achieve and surpass its guidance1 for 2006. Thus, the growth in revenues stands at 38.8%, confirming the growth guided of over 37%; the growth in operating income before depreciation and amortization (OIBDA) stands at 28.9%, in line with the objective set at the high end of the announced range (+26%/+29%); Operating Income (OI) increased 29.2%, also at the high end of the range (+26%/+30%).

1   2006 guidance assumes constant exchange rates as of 2005. Base reported numbers include six months of Telefónica O2 Czech Republic (consolidated since July 2005) and include TPI as a discontinued operation. All figures exclude changes in consolidation, other than O2 (Feb-Dec 06 included). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures. The assignment of O2’s goodwill is not included in OI guidance calculation.

In 2006, a new and more attractive and competitive long-term shareholder remuneration policy was announced, which has as a strategic target for the year 2009 to double both the earnings per share and dividend per share from the 0.91 euros and 0.5 euros per share reported for 2005. In this sense, an interim dividend of 0.3 euros per share has been paid the 10th of November 2006 from 2006 profits. This payment will be followed by an additional 0.3 euros per share to be paid in the first semester of 2007. The share buyback programme for an amount of 2,700 million euros will be completed before the end of 2007 and these shares will be cancelled. As of 31st of December, the Company´s treasury stock represented 1.5% of the current share capital, equivalent to 75,632.559 shares.

Telefónica Group´s total accesses rose to 203.2 million by the end of 2006 (+32.4% year-on-year) as much as a consequence of the strong commercial activity and the dynamism of the markets of operations, which allowed us to maintain our strong competitive position. It is worth mentioning in the fourth quarter the Christmas campaigns, especially with regards to broadband, mobile telephony and the extension of bundles offers for voice, ADSL and TV. Geographically, accesses in Spain reached 44.2 million (41.8 million in 2005), 114.7 million in Latin America (98.8 million at December 2005) and 39.2 million in Europe (8.8 million by the end of 2005).

By the end of December 2006, cellular access managed by the Telefónica Group stood at 145.1 million (99.1 million in 2005 and 138.4 in September 2006), reflecting the good quality of acquisition and retention of value customers carried out by the different operators. In Spain, after registering in the fourth quarter net adds of 426,000 and 1.6 million since the beginning of the year, the total customer base reached 21.4 million. In Latin America the customer base reached 83.3 million, with net adds of 4.5 million in the fourth quarter and 12.8 million since the beginning of the year. In Europe, quarterly net adds surpassed 824,000, totalling 35.2 million. Lastly, in Morocco the total customer base grew by 28.1%, with respect to the previous year, to reach 5.2 million.

At the end of the year, the Telefónica Group recorded 8.0 million retail broadband internet connections, a year-on-year increase of 41.1% and 9.5% with respect to September 2006. The bundle offers of voice, ADSL and TV continues to have a significant influence in Spain and Latin America on the previously mentioned growth and serves as an instrument of customer loyalty. In Spain, 3.7 million connections (3.4 million in September 2006 and 2.7 million in December 2005) led to an estimated broadband market share of 56%. Latin America recorded 3.8 million, 40.0% more than in December 2005 and 8.1% more than in September 2006.

In 2006 revenues for the Telefónica Group amounted 52,901 million euros, 41.5% higher than that registered in 2005. Of this growth, the incorporation of the 02 Group, Telefónica O2 Czech Republic, Telefónica Telecom and Iberbanda contributed with 32.1 percentage points, (+32.4 percentage points in January-September 2006) and the positive impact of exchange rates, despite showing a downwards trend throughout the year, contributed with 1.6 percentage points (+3.2 percentage points in January-September 2006). Organic growth2 reached 7.8% (0.3 percentage points up on those obtained in the first nine months of the year), based on the positive contribution of all business, standing out Móviles Latinoamérica and the O2 Group, jointly with the solid performance in the fixed line business, due to the higher contribution of broadband.

2   Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January –December 2005 and O2 Group in February-December 2005. Excluding the consolidation of Telefónica Telecom in May-December 2006 and Iberbanda in July-December 2006.

Telefónica Móviles Group, with revenues of 18,403 million euros, registered a year-on-year growth of 11.4% (+11.2% in constant euros). Telefónica Móviles Spain closed the year with a 4.1% year-on-year sales increase, mainly due to the good performance of service revenues (+4.5%) and higher customer revenues (+6.5%), which grew in line with the customer base (+7.8%). In the fourth quarter, revenues for Telefónica Móviles Spain accelerated (+5.4%) with respect to the third quarter (+5.1%), due to the higher sales of handsets during the Christmas campaign. Revenues for Telefónica Móviles Latinoamérica grew 19.9% with respect to 2005 (+19.4% excluding exchange rates), standing out the contributions of Venezuela (+45.7% in local currency), Argentina (+32.5% in local currency) and Mexico (+28.2% in local currency).

Telefónica O2 Europe, constituted by the O2 Group since the 1st of February 2006 and Telefónica O2 Czech Republic and Telefónica Deutschland from the 1st of January 2006, contributed to the consolidated revenues for 2006 with 13,159 million euros. In a dynamic and demanding competitive environment , service revenues in O2 UK continued to show strong growth (+14.7% in local currency) sustained by the increase in the customer base and ARPU, meanwhile O2 Germany recorded a year-on-year increase of 6.7%. Revenues for Telefónica O2 Czech Republic increased 0.4% in local currency (including other recurrent revenues) from 2005 thanks to growth in mobile telephony (+6.1% in local currency).

Revenues for the Telefónica de España Group rose to 11,964 million euros in the period from January-December 2006 and grew 1.8% with respect to the same period the previous year. Higher revenues from Internet and broadband (+26.2%), Data (+4.4%) and Information Technology (+19.9%) more than compensated the fall in traditional access (-2.1%) and traditional voice services (-5.7%).

Revenues for the Telefónica Latinoamérica Group amounted to 9,537 million euros in 2006, 14.2% more than in 2005 in current euros, showing a downwards trend with respect to January-September 2006 (+17.5%) due primarily to the lower positive effect of exchange rates (+6.0 percentage points up to December in comparison to +10.2 percentage points up to September). In constant euros and excluding revenues from Telefónica Telecom from the 1st of May 2006 (398 million euros), year-on-year revenue growth reached 2.1%.TASA, with a 13.6% growth in local currency is the operator who has contributed the most to the growth followed by Telesp (+1.5% despite showing a slowdown in growth compared to September: +2.1%), Telefónica Peru (+2.6% in local currency) and Telefónica Chile (+0.2% in local currency). Revenues from operators were based on the higher contribution of the Internet and broad band, which has permitted, partially, to offset the lower revenues from traditional business.

Apart from the business revenue diversification highlighted, geographic diversity is also worth mentioning. By the end of December 2006, Spain represented 37.9% of consolidated revenues (13.6 percentage points less than in 2005), Latin America 34.7% (-6.9 percentage points with respect to the previous year) and Europe 26.5% (20.9 percentage points more than twelve months ago following the incorporation of the O2 Group in February). Brazil’s contribution over total sales fell to 14.4% (18.4% in December 2005); meanwhile the UK contributed 12.8% (0.5% in the previous year) and Germany 6.4% (1.0% twelve months ago).

Operating expenses for the Telefónica Group rose to 34,386 million euros in 2006, a year-on-year increase of 49.7% and slightly higher than in January-September (+47.8%) period. The higher level of costs, with respect to the previous year, is due to the incorporation of new companies to the perimeter of consolidation and the higher commercial efforts in the markets of operations, mainly in mobile telephony, in a context of continued effort to achieve maximum efficiency in the cost structure.

Supplies expenses for the financial the year rose 66.3% with respect to 2005 (+65.0% excluding the effects of exchange rates) totalling 16,629 million euros. This variation is explained by changes in the perimeter of consolidation, principally the O2 Group, by Telefónica Móviles Latin America for the higher handsets purchases, and by Telefónica Latin America for the higher interconnection costs. With respect to January-September the growth dropped 1.6 percentage points in constant currency of 2005.

In the period January-December 2006 personnel expenses amounted to 7,622 million euros, presenting a year-on-year growth of 37.8% (+36.6% in constant euros). The average workforce increased by 36,752 employees to 227,137 employees due to the incorporation of the 02 Group and the Atento Group (+20.1% excluding Atento Group up to 127,364). Additionally, it is important to highlight that the provision with respect to the Telefónica de España Group’s redundancy plan rose to 982 million euros. Of this figure, 479 million euros corresponds to the provision of 1,542 employees initially forecast for 2006 and 503 million euros because of bringing forward to September 21st 2006 the period for joining the E.R.E 2007 that resulted in 1,762 employees signing earlier. During the last quarter of the year, personnel costs accelerated growth (+72.2% vs. +26.1% up to September) mainly due to two reasons: 1) workforce restructuring expenses related to bringing forward the period for joining the E.R.E. 2007 that resulted in 1,762 employees signing earlier 2) New management pension scheme in the Telefónica Group that records 21 million euros of costs related to 2006 and 113 million euros of extraordinary costs.

External services accumulated in 2006 (9,230 million euros) increased 38.6% year-on-year (+36.9% in constant euros), mainly due to the incorporation of the O2 Group (where there is a strong commercial effort), to Telefónica Móviles Latin America (higher commercial, advertising and network costs) and to Telefónica Móviles España (customer management costs). With regard to the first nine months of the year (+33.3% excluding the effects of exchange rates) there was an acceleration of costs due to the higher commercial activity in the Telefónica de España Group and the Telefónica Móviles España, together with higher costs for O2 Germany and Telefónica O2 Czech Republic (costs relative to the launch of operations of O2 Slovakia and the rebranding).

With respect to the sale of fixed assets, it amounted to 236 million euros in January-December 2006, compared to 250 million euros accrued the previous year. The figure for 2006 corresponds mainly to the sale of shares of Sogecable (6.6% of capital share) after the takeover bid launched by the Prisa Group and the capital gain of real state in the Telefónica de España Group.

The Telefónica Group consolidated OIBDA for January-December 2006 totalled 19,126 million euros, 27.0% up on that obtained during the same period in 2005. The positive effects of exchange rates contributed 1.8 percentage points to the growth (+3.3 percentage points cumulative to September). Organic 3 variation would stand at 2.8%. If we exclude the provision related to bringing forward to September 21st 2006, the period for joining to the E.R.E 2007, that resulted in 1,762 employees and the new management pension scheme, OIBDA organic growth would reach 6.4%. In terms of the OIBDA margin, this stood at 36.2% at the end of the year, presenting a year-on-year fall of 4.1 percentage points, impacted mainly by the incorporation of the O2 Group since the month of February, with lower margin.

3   Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January –December 2005 and O2 Group in February-December 2005. Excluding the consolidation of Telefónica Telecom in May-December 2006, Iberbanda in July-December 2006 and Telefónica O2 Slovakia in October-December 2006.

The Telefónica Móviles Group represented 33.7% of the total OIBDA and reached 6,443 million euros over the year, an increase of 10.8% than the same period in 2005 (+10.7% in constant euros). Despite the high commercial activity carried out, OIBDA for Telefónica Móviles España (4,128 million euros) was practically in line with the previous year . The OIBDA margin reached 44.9% compared with 46.7% in 2005. Telefónica Móviles Latin America amounted an OIBDA of 2,429 million euros registering a strong year-on-year growth of 38.5% (+38.3% eliminating the effect of exchange rates) mainly due to the lower losses of Telefónica Móviles Mexico (-10 million euros in 2006 vs. –159 million euros in 2005) and the higher efficiency in regional management. However, Telefónica Móviles Latin America still registered an improvement year-on-year of OIBDA margin of 3.5 percentage points, reaching 26.3% (24.7% up to September).

OIBDA for the Telefónica de España Group (23.9% of the consolidated OIBDA) stood at 4,572 million euros recording a year-on-year fall of 4.4%, after registering in the fourth quarter a year-on-year drop of 37.3%, as a result of the provision accounted for the workforce reduction program. Thus, the OIBDA margin reached 38.2%. Excluding the effect of the redundancy plan in both periods the margin would reach 46.4%, 0.6 percentage points higher than the previous year.

OIBDA for the Telefónica Latinoamérica Group represented 22.0% of the total OIBDA, and reached 4,209 million euros in 2006, (+11.7% compared to 2005). Excluding the positive effects of exchange rates (+6.1 percentage points compared to +10.4 percentage points cumulative to September) and of Telefónica Telecom (203 million euros), growth declined to 0.3% (+3.3% eliminating the results of the disposal of fixed assets in both periods). The OIBDA margin, without taking Telefónica Telecom into account and the results of the disposal of fixed assets, is 42.0% compared with 43.8% in 2005.

Telefónica O2 Europe contributed 3,708 million euros to the consolidated OIBDA, which represents 19.4% of the consolidated OIBDA. The O2 Group contributed 2,773 million euros to the OIBDA in the first 11 months of the year. For O2 UK, the margin over revenues fell 0.9 percentage points from February-December 2005 to 28.4%, reflecting the high growth of customers. OIBDA margin for O2 Germany reached 20.7%, 1 percentage points lower to the one registered in February-December 2005. OIBDA for Telefónica O2 Czech Republic totalled 985 million euros during the year 2006 and the OIBDA margin stood at 45.8%.

At the end of 2006, the geographical split of OIBDA also reflected a higher diversification than the previous year. Spain’s contribution to the consolidated OIBDA was reduced to 43.8%, 14.1 percentage points lower than in 2005, increasing Europe’s contribution to 20.0% (6.1% in January-December 2005) and Latin America’s weight remaining practically stable (35.6% in 2006 vs. 36.6% in 2005).

Depreciation and amortization totalled 9,704 million euros in 2006, presenting a year-on-year growth of 45.0%. This increase is explained by the consolidation of the O2 Group since the month of February 2006 and the O2 Group Purchase Price Allocation (861 million euros February-December 2006) and Telefónica O2 Czech Republic (155 million euros in January-December 2006). Organic4 growth of depreciation and amortization would stand at 8.1% (+9.1% in the first nine months of the year).

4    Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January –December 2005 and O2 Group in February-December 2005. Excluding the consolidation of Telefónica Telecom in May-December 2006, Iberbanda in July-December 2006 and Telefónica O2 Slovakia in October-December 2006.

Operating income grew 12.7% with respect to the period January-December 2005 reaching 9,421 million euros. In organic4 terms, the operating income presented a fall of 2.0% (+6.2% cumulative to September), although excluding the provision related to bringing forward to September 21st 2006, the period for joining to the E.R.E 2007, that resulted in 1,762 employees and the new management pension scheme, the growth would stand at 4.8%.

Results of associated companies stood at 77 million euros in 2006, changing the trend with respect to 2005 (-128 million euros). In the fourth quarter 2005 was accrued the write-down of the remaining value of the UMTS licence of IPSE. The positive results for 2006 were produced mainly by the higher contribution of Portugal Telecom.

Net financial result for 2006 amounted to 2,734 million euros, 68% above those of 2005. Excluding FX results, net financial debt figures would be 2,795 million euros for 2006 and 1,792 million euros for 2005. This would imply a 55.9% increase in the adjusted net financial result in the period 05-06. This variation arises from two different effects. On one hand, an increase of 1,372 million euros as the result of a 83.9% rise in average total net debt (54,315 million euros as of December 31, 2006, including pre-retirement plan commitments). On the other hand, a decrease of 369 million euros due to a reduction of 47 million euros in the cost associated to marked-to-market positions together with 109 b.p reduction (2006 vs. 2005) in the average cost of debt for the Telefónica Group. Both these facts have allowed for savings of 322 million euros the reason being average interest rate at which the increase in debt was held during 2006 was lower than the average rate for 2005. The average cost calculated on average total net debt for 2006 is 5.0% and 5.1% when excluding FX results.

The net free cash flow after CapEx generated by the Telefónica Group in 2006 totalled 8,916 million euros of which 2,401 were assigned to Telefónica's share buyback program, 2,627 million euros to dividend payments and 830 million euros to commitment cancellations derived mainly from the pre-retirement plans. Financial Investment for the period amounted to 21,550 million euros (net of real state divestment and net of cash from O2, Colombia Telecom and TPI at the time of acquisition/disposal) due fundamentally to O2 take-over (which had been initiated in 2005 through the purchase of shares in the stock market). This fact has caused the need to increase net financial debt in 18,492 million euros plus another 3,586 million euros due to changes in the perimeter of consolidation (fundamentally due to the incorporation of O2's gross debt and Telefónica Telecom), other effects on financial accounts and to the depreciation in debt caused by FX results. As a result, starting from a net financial debt of 30,067 million euros in 2005 plus a debt variation of 22,078 million euros during 2006, we get to a closing net financial debt of 52,145 million euros in 2006 .

The tax provision accrued in the year 2006 amounted to 1,781 million euros, which implies a tax rate of 26.3% in the period, although the cash outflow for the Telefónica Group will be further reduced as negative tax bases generated in past years are compensated.

The tax rate in the year 2006 has been affected by several issues with opposite effects. On one hand, the partial modification of the Corporate Tax Law in Spain, that translated into a reduction of the current tax rate (35%), establishing a fixed rate for the fiscal years finishing after the 1st of January 2007 of 32.5%, and for the fiscal years finishing after the 1st of January 2008 of 30%, will suppose in the future lower taxable positive results for Spanish companies, although similarly will involve a reduction of the amount to recover from the losses of previous years. This reduction meant in the 2006 fiscal year a tax expenses of 355 million euros. On the other hand, Corporate Tax Law has been reduced due to the allowances of export activities (910 million euros) that were generated in the last buyout operations made by the Group.

The result from discontinued operations amounted to 1,596 in 2006 after registering in the third quarter of the year the net capital gain corresponding to the sale of Telefónica´s participation in TPI for 1,564 million euros.

The results attributed to minority interests during the period January-December 2006 subtract 346 million euros from the net income, 9.2% less than in the same period in 2005 (-381 million euros). This variation is due mainly to the sale of TPI, the change in the participation of Telefónica Móviles and the consolidation of Telefónica Telecom since May 2006, that compensated partially, among others, the higher net income registered by Telesp and Endemol (IPO in November 2005).

As a result of the performance of the aforementioned items, the consolidated net income rose to 6,233 million euros in 2006, 40.2% higher than that obtained in 2005. In the fourth quarter net income reached 1,047 million euros, 12.2% lower than the one registered over the same period of the previous year.

The consolidated CapEx cumulative to December 2006 amounted to 8,003 million euros, representing an increase of 55.3% with respect to 2005. In organic5 terms, growth is reduced to 7.7% explained mainly by the investment in broadband networks in Spain and Latin America and also by the faster roll out of third and second generation networks in Europe, mainly Germany. Regarding the CapEx6 announced for 2006 (approximately 7,200 million euros) the company ended the year with 7,749 million euros due to the acceleration in the investments in fixed and wireless broadband as well as the acceleration in the rollout of third generation networks, mainly in Germany and bringing forward investments in second generation networks, mainly in GSM in Latin America.

5    Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January –December 2005 and O2 Group in February-December 2005. Excluding the consolidation of Telefónica Telecom in May-December 2006, Iberbanda in July-December 2006 and Telefónica O2 Slovakia in October-December 2006.

6   Assuming constant 2005 exchange rates and excluding changes to the perimeter of consolidation with the exception of O2 Group (included in February-December 2006).

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December
	2006	2005	% Chg
Revenues	52,901	37,383	41.5
Operating income before D&A (OIBDA)	19,126	15,056	27.0
Operating income (OI)	9,421	8,363	12.7
Income before taxes	6,764	6,607	2.4
Net income	6,233	4,446	40.2
Basic earnings per share	1.304	0.913	42.9
Weighted average number of ordinary shares outstanding during the period (millions)	4,779.0	4,870.9	(1.9)
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plans for employees. Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME
	January - December			January - December			January - December
	2006	2005	% Chg	2006	2005	% Chg	2006	2005	% Chg
Telefónica de España Group (1)	11,964	11,755	1.8	4,572	4,784	(4.4)	2,706	2,645	2.3
Tef Latinoamérica Group (1)	9,537	8,352	14.2	4,209	3,766	11.7	2,251	1,967	14.4
Telefónica Móviles Group	18,403	16,514	11.4	6,443	5,817	10.8	4,012	3,443	16.5
Telefónica O2 Europe (2)	13,159	1,316	n.c.	3,708	454	n.c.	309	146	n.c.
Atento Group	1,027	856	19.9	142	116	21.8	113	88	28.2
Content & Media Business	1,608	1,269	26.7	362	269	34.4	336	240	39.6
Other companies (3)	826	595	38.9	(316)	(186)	70.4	(383)	(236)	62.1
Eliminations	(3,623)	(3,274)	10.6	6	36	(82.2)	77	69	12.0
Total Group	52,901	37,383	41.5	19,126	15,056	27.0	9,421	8,363	12.7
(1) Telefónica de España Group and Telefónica Latinoamérica Group results consolidates the results from Terra Networks operations from 1 January 2005.
(2) Telefónica O2 Europe includes in 2006 O2 Group (February-December), Telefónica O2 Czech Republic y T. Deutschland. In 2005 Telefónica O2 Europe includes Telefónica O2 Czech Republic since July and T. Deutschland since January.
(3) OIBDA and Operating Income exclude the variation in investment valuation allowances and the capital gain obtained for the sale of TPI accounted for by Telefónica S.A. parent company and that are eliminated in consolidation.

TELEFÓNICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January - December
	2006	2005	% Chg
Telefónica de España Group (1)	1,555	1,401	11.0
Telefónica Latinoamérica Group (1)	1,285	989	29.9
Telefónica Móviles Group	2,275	2,227	2.2
Telefónica O2 Europe (2)	2,553	162	n.c.
Atento Group	35	40	(12.3)
Content & Media Business	33	25	30.9
Other companies & Eliminations	266	308	(13.6)
Total Group	8,003	5,153	55.3
Note: Group CapEx in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.
(1) Telefónica de España Group and Telefónica Latinoamérica Group results consolidates the results from Terra Networks operations from 1 January 2005.
(2) Telefónica O2 Europe includes in 2006 O2 Group (February-December), Telefónica O2 Czech Republic (including Slovakia) y T. Deutschland. In 2005 Telefónica O2 Europe only includes Telefónica O2 Czech Republic since July and T. Deutschland since January.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2006	2005	% Chg	2006	2005	% Chg
Revenues	52,901	37,383	41.5	14,196	10,329	37.4
Internal exp capitalized in fixed assets (1)	719	601	19.6	195	263	(25.9)
Operating expenses	(34,386)	(22,968)	49.7	(9,867)	(6,378)	54.7
Supplies	(16,629)	(9,999)	66.3	(4,645)	(2,926)	58.7
Personnel expenses	(7,622)	(5,532)	37.8	(2,421)	(1,406)	72.2
Subcontracts	(9,230)	(6,657)	38.6	(2,578)	(1,795)	43.7
Taxes	(905)	(781)	15.9	(224)	(251)	(10.9)
Other net operating income (expense)	(263)	(186)	41.3	2	(1)	n.m.
Gain (loss) on sale of fixed assets	236	250	(5.5)	12	72	(82.7)
Impairment of goodwill and other assets	(81)	(23)	n.m.	(66)	(11)	n.m.
Operating income before D&A (OIBDA)	19,126	15,056	27.0	4,472	4,274	4.6
Depreciation and amortization	(9,704)	(6,694)	45.0	(2,495)	(1,891)	31.9
Operating income (OI)	9,421	8,363	12.7	1,977	2,383	(17.0)
Profit from associated companies	77	(128)	c.s.	16	(138)	(111.5)
Net financial income (expense)	(2,734)	(1,628)	68.0	(805)	(503)	60.1
Income before taxes	6,764	6,607	2.4	1,187	1,742	(31.8)
Income taxes	(1,781)	(1,904)	(6.5)	(67)	(495)	(86.5)
Income from continuing operations	4,983	4,703	6.0	1,120	1,247	(10.2)
Income (Loss) from discontinued ops.	1,596	124	n.m.	0	70	n.m.
Minority interest	(346)	(381)	(9.2)	(73)	(125)	(41.5)
Net income	6,233	4,446	40.2	1,047	1,193	(12.2)
Weighted average number of ordinary shares outstanding during the period (millions)	4,779.0	4,870.9	(1.9)	4,853.6	4,813.1	0.8
Basic earnings per share	1.304	0.913	42.9	0.216	0.248	(12.9)
(1) Including work in process.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plans for employees. Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	December
	2006	2005	% Chg
Non-current assets	91,269	59,545	53.3
Intangible assets	20,758	7,877	163.5
Goodwill	21,739	8,910	144.0
Property, plant and equipment and Investment property	33,888	28,027	20.9
Long-term financial assets and other non-current assets	6,183	6,346	(2.6)
Deferred tax assets	8,702	8,385	3.8
Current assets	17,713	13,629	30.0
Inventories	1,012	920	10.0
Trade and other receivables	9,666	7,516	28.6
Current tax receivable	1,555	1,448	7.4
Short-term financial investments	1,679	1,518	10.7
Cash and cash equivalents	3,792	2,213	71.3
Non-current assets classified as held for sale	9	14	(38.2)

Total Assets = Total Equity and Liabilities	108,982	73,174	48.9

Equity	20,001	16,158	23.8
Equity attributable to equity holders of the parent	17,178	12,733	34.9
Minority interest	2,823	3,425	(17.6)
Non-current liabilities	62,644	35,126	78.3
Long-term financial debt	50,675	25,168	101.4
Deferred tax liabilities	4,700	2,477	89.7
Long-term provisions	6,287	6,353	(1.0)
Other long-term liabilities	982	1,128	(12.9)
Current liabilities	26,337	21,889	20.3
Short-term financial debt	8,382	9,236	(9.2)
Trade and other payables	8,533	6,933	23.1
Current tax payable	2,841	2,192	29.7
Short-term provisions and other liabilities	6,580	3,528	86.5
Liabilities associate with non-current assets classified "held for sale"	0	0	n.m.

Financial Data
Net Financial Debt (1)	52,145	30,067	73.4
(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - December
		2006	2005	% Chg
I	Cash flows from operations	18,824	13,854	35.9
II	Net interest payment (1)	(2,296)	(1,449)
III	Payment for income tax	(1,100)	(1,233)
A=I+II+III	Net cash provided by operating activities	15,428	11,172	38.1
B	Payment for investment in fixed and intangible assets	(6,828)	(4,410)
C=A+B	Net free cash flow after CAPEX	8,600	6,762	27.2
D	Net Cash received from sale of Real Estate	24	100
E	Net payment for financial investment	(21,574)	(5,940)
F	Net payment for dividends and treasury stock (2)	(5,542)	(4,823)
G=C+D+E+F	Free cash flow after dividends	(18,492)	(3,901)
H	Effects of exchange rate changes on net financial debt	(511)	1,396
I	Effects on net financial debt of changes in consolid. and others	4,097	1,076
J	Net financial debt at beginning of period	30,067	23,694
K=J-G+H+I	Net financial debt at end of period	52,145	30,067
(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

TELEFÓNICA GROUP
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - December
	2006	2005	% Chg
OIBDA	19,126	15,276	25.2
- CapEx accrued during the period (1)	(8,003)	(5,359)
- Payments related to commitments	(830)	(894)
- Net interest payment	(2,296)	(1,449)
- Payment for income tax	(1,100)	(1,233)
- Results from the sale of fixed assets	(236)	(249)
- Invest. in working cap. and other deferred income and exp	1,939	670
= Net Free Cash Flow after CapEx	8,600	6,762	27.2
+ Net Cash received from sale of Real Estate	24	100
- Net payment for financial investment	(21,574)	(5,940)
- Net payment for dividends and treasury stock	(5,542)	(4,823)
= Free Cash Flow after dividends	(18,492)	(3,901)	n.m.
(1) The CapEx in 2005 calculated using EoP exchange rates.
Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan-Dec 2006	Jan-Dec 2005
Net Free Cash Flow after CapEx	8,600	6,762
+ Payments related to cancellation of commitments	830	693
- Ordinary dividends payment to minoritaries	(514)	(347)
= Free Cash Flow	8,916	7,108

TELEFÓNICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		December 2006
	Long-term debt	51,163
	Short term debt including current maturities	8,249
	Cash and Banks	(3,792)
	Short and Long-term financial investments (1)	(3,474)
A	Net Financial Debt	52,145
	Guarantees to IPSE 2000	365
B	Commitments related to guarantees	365
	Gross commitments related to workforce reduction (2)	5,447
	Value of associated Long-term assets (3)	(734)
	Taxes receivable (4)	(1,624)
C	Net commitments related to workforce reduction	3,089
A + B + C	Total Debt + Commitments	55,599
	Net Financial Debt / OIBDA (5)	2.67x
	Total Debt + Commitments/ OIBDA (5)	2.85x
(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on 12 months accumulated OIBDA, including Telefónica O2 Czech Republic, O2 and Telefónica Telecom.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L and CapEx (1)			Balance Sheet (2)
	Jan - Dec 2006	Jan - Dec 2005	% Chg	December 2006	December 2005
USA (US Dollar/Euro)	1.255	1.242		1.317	1.180
United Kingdom (Sterling/Euro)	0.682	-		0.672	0.685
Argentina (Argentinean Peso/Euro)	3.857	3.631		4.033	3.577
Brazil (Brazilian Real/Euro)	2.728	3.002		2.816	2.761
Czech Republic (Czech Crown/Euro)	28.338	29.780		27.495	29.005
Chile (Chilean Peso/Euro)	665.336	694.444		701.262	606.061
Colombia (Colombian Peso/Euro)	2,949.853	2,881.844		2,949.853	2,695.418
El Salvador (Colon/Euro)	10.977	10.870		11.524	10.322
Guatemala (Quetzal/Euro)	9.548	9.496		10.004	8.974
Mexico (Mexican Peso/Euro)	13.664	13.517		14.330	12.715
Nicaragua (Cordoba/Euro)	22.031	20.799		23.703	20.222
Peru (Peruvian Nuevo Sol/Euro)	4.108	4.096		4.205	4.051
Uruguay (Uruguayan Peso/Euro)	30.183	30.331		32.201	28.490
Venezuela (Bolivar/Euro)	2,695.418	2,624.672		2,832.861	2,538.071
(1) These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 31/12/06 y 31/12/05.

RESULTS BY BUSINESS LINES

Fixed Line Business

Telefónica de España Group

The 2006 results for Telefónica de España Group fully met guidance announced at the start of the year, which was upgraded following the publication of the third quarter results. In a year of strong commercial activity in which the company reinforced its competitive position in the market, revenues grew by 1.8% (target +0.5% / +2%) and OIBDA adjusted for comparison with the financial guidance communicated increased by 6.4% (growth target of over 5%).

With excellent operative and financial results, the Internet and Broadband business played a leading role in this performance, in a growth environment that reached historic heights for the broadband market in Spain. Along these lines, Telefónica de España recorded a net gain of over one million new broadband retail subscriptions in 2006, over 20% up on that obtained in 2005.

The offers of Dúo and Trío product bundles have already exceeded the 2.8 million mark in terms of units sold. The success of these packages, together with that of other measures launched, led to a containment in the loss of fixed telephone lines, which in 2006 fell by 1.2%, with a yearly net loss 7% lower than in 2005. Line lost in 2006 represented 1.2% of the lines at 2005 year end.

It is also important to note the global ARPU of our customers, which increased to total 63.8 euros as a result of the continued efforts of Telefónica de España to increase the value of its customers.

During last quarter of 2006, in merit of settlements met with workers representatives, it was agreed to bring forward, to September 21st 2006, the period for joining Telefonica de España’s E.R.E. for 2007, as already anticipated during 2006 third quarter results conferece call. This has resulted in an uplift of 2006 redundancies from the 1,542 initially expected, to total 3,304 in the year. Following, the corresponding provision was increased by additional 503 million euros to stand at 980 million euros for 2006, resulting on a reduction in OIBDA growth of 10.5 p.p. in 2006.

Analysing the latest commercial launches in detail, the following must be underlined:

  "ADSL 3 Mbps / 320 Kbps". The product is offered independently or in double or triple play offers for just one additional euro on top of the 1 Mbps ADSL price.
  "UNO PROFESIONAL" (Professional ONE), the first commercial offer in conjunction with Telefónica Móviles España for SMEs and Professionals (SoHo). This product enables customers to make free calls between their own fixed and mobile lines. The offer can also be extended to certain external destinations.

In terms of regulatory matters, a 2.0% increase in the PSTN line monthly fee came into force as of January 1st, 2007. A 3.7% increase in domestic telephone traffic tariffs not related to packages/bundles has also been indicated, which is to come into force as of March 1st, 2007.

At the start of the year, the CMT also lowered the wholesale price of indirect broadband access as a cautionary measure. This drop ranges between 22% and 54% - depending on the modality – for the GigADSL service and between 24% and 61% for the ADSL-IP service. Thus, the CMT has replaced the "retail minus" methodology applied to date, by the new "cost plus" methodology.

Revenues of Telefónica de España Group amounted to 11,964 million euros over 2006, a year-on-year growth of 1.8%. Revenues amounted to 3,070 million euros during the fourth quarter of the year, a 2.0% increase that, as in previous quarters, was lowered by the change in accounting criterion for traffic-cards revenues. The growth in revenues for 2006 without this effect would have stood at 2.4%.

Telefónica de España Parent Company recorded revenues of 11,508 million euros over the year, a 2.3% year-on-year increase, which amounted to 1.7% in the fourth quarter.

Below is a detailed analysis of the Telefónica de España Parent Company’s revenues:

  Traditional access revenues, amounting to 2,768 million euros, fell by 2.1% in relation to those obtained during the previous year, due to the reduction in the number of fixed telephone lines and the freezing of the PSTN line monthly fee in 2006. This reduction amounted to 2.1% during the fourth quarter.

The fixed telephony market in Spain increased its estimated growth in 2006 to stand at 2.3%, compared with the 0.9% growth rate recorded in 2005. In terms of fixed telephony lines, Telefónica de España recorded a net reduction of 185,696 over the year, slightly less than the loss of 199,243 lines in 2005. The estimated market share for Telefónica de España stood at 82.5%, almost 2.5 percentage points down on 2005.

The total number of Telefónica de España accesses where, along with fixed telephony accesses, data and Internet accesses were accounted for, as well as pay television and wholesale accesses, increased by 3.7% to stand at 22.7 million.
  Revenues from traditional voice services amounted to 4,868 million euros in 2006, with a year-on-year reduction of 5.7%. Without taking the change in accounting criterion for traffic-cards into account, this reduction would have been 4.3%.

Revenues from outgoing voice traffic dropped by 7.7% over the year to stand at 3,014 million euros, with this decrease being mainly attributable to the fall in the average price per minute, specially on national voice traffic.

This fall in revenues does not reflect the better performance of outgoing voice traffic seen as a result of the Dúo and Trío offers, dropping by only 1.3% in 2006 to reach 43,369 million minutes, compared with 7.2% fall in 2005.

This effect can also be seen in the performance of the fixed voice market in Spain as a whole that fell by a 0.7% in 2006 compared with the 3.1% drop of the previous year. The estimated market share of Telefónica de España remained relatively stable throughout the year at around 66%.

In 2006, domestic voice traffic fell slightly by 1.3% in comparison with the previous year, with a total of 33,087 million minutes. The systematic, significant 11.7% growth of "interprovincial" traffic (DLD) is worth noting, doubtlessly the most positively affected by the new rate schemes. The acceleration of international traffic (2,094 million minutes) is also significant, with a year-on-year growth of 6.4% in 2006 and 12.8% over the quarter. Fixed-to-mobile traffic continued to drop by 4.4% (5,431 million minutes).

With regard to service packages, the total number of combined plans and flat rates amounted to 4,638,661, 11.6% up on that of September 2006.

Moreover, by December 2006, there were 1,906,519 pre-selected lines, a drop of 118,851 over the fourth quarter, with the accumulated reduction over the year amounting to 378,071 lines.
  According to our estimates, the fixed broadband Internet access market in Spain amounted to around 6.7 million accesses by the end of the year, recording a historic maximum net quarterly gain over the last months of the year of 550,000 accesses, an estimate year-on-year growth of 10%. Telefónica’s ADSL connections as a whole (wholesale plus retail, including accesses providing only the Imagenio service) accounted for 4,385,804 connections in 2006.

Revenues from Internet and Broadband services, which totalled 2,403 million euros over the year, 26.2% up on the previous year, more than offset the reduction in revenues from the traditional access and voice businesses. During the fourth quarter of the year, the growth in these revenues stood at 23.9%.

Within this section, broadband revenues from both Internet access and pay television grew 32.6% over the year to reach 2,260 million euros, of which 84% are from the retail business.

Telefónica’s client base of retail Internet broadband accesses (ADSL, optical fiber and other technologies, excluding accesses only providing the Imagenio service) recorded a net gain of 331,330 connections over the fourth quarter, representing an estimated 60% of the total net gain of broadband accesses over the quarter. With this, the total number of Telefónica Internet broadband retail accesses stood at 3,742,652 by the end of 2006. The company has strengthened its leadership in this market with an estimated broadband share of 56%.

The new packages of products have led to a year-on-year reduction in the ADSL connectivity ARPU of 8.4% that, partially offset by the growth of almost 19.4% in the value added services ARPU, led to an overall 4.8% drop in broadband ARPU.

It must be highlighted that over 70% of Telefónica de España retail broadband accesses have the Internet connectivity service within some kind of double or triple-play bundle.

The evolution of unbundled loops has maintained significant drive over the year. The net gain amounted to 164,201 loops during the fourth quarter of 2006. A high percentage of the net gain of loops (60% over the year and 52% in the last quarter) corresponds to migrations from Telefónica de España wholesale ADSL service. By year end, the total number of unbundled loops stood at 939,006 to represent, according to our estimates, 14% of the total number of fixed broadband accesses on the Spanish market and 17.6% of ADSL lines. Of this total, 56% were shared access loops, which remained stable over the last quarters.

The wholesale ADSL service was affected by the migration to unbundled loops and, therefore, recorded a loss of 135,522 accesses over the year to leave its total plant in 586,418, 18.8% down on that recorded at the end of 2005.

Value-added services (VAS) provided over Telefónica de España broadband accesses remained a fundamental factor in the service portfolio of the Company. The number of operative services amounted to 3.1 million. ADSL Solutions is noteworthy among these services, a total of 356,986 solutions being operational by the end of 2006 to give a 8.5% increase in relation to the previous quarter.

The net increase in Imagenio customers during the fourth quarter of the year stood at 78,674, representing 43% of the total estimated net gain for the pay TV market in Spain and 45% of the net growth of Imagenio customers over the year. The total number of pay TV customers stood at 383,027, with a market share of 10% (+4 percentage points compared with 2005).

  Revenues from data services grew by 4.4% over the year to reach 1,076 million euros, with wholesale data revenue accounting for the yearly growth, 19% for the accumulate of the year.
  Lastly, information technology services contributed towards Telefónica de España revenues with a total of 392 million euros, a 19.9% increase year on year. Growth stood at 25.4% over the fourth quarter.

Telefónica de España Group operating expenses recorded a year-on-year growth of 5.1% to stand at 7,582 million euros, while this growth totalled 30.5% over the fourth quarter. These figures were significantly affected by the workforce restructuring provisions, with a total of 3,304 redundancies and a provision of 980 million euros for 2006. This amount is divided into the 477 million euros corresponding to 1,542 employees joining the Redundancy Programme initially planned for 2006, plus 503 million euros associated to the bringing forward the period for joining the E.R.E. corresponding to 1,762 employees. Excluding the effect of the E.R.E. provisions, 2006 operating expenses would have dropped by 0.2% backing up the result of the cost containment policy.

  Personnel expenses grew by 14.7% in relation to the same period of the previous year to reach 3,105 million euros. Growth stood at 86.4% over the fourth quarter.

Excluding the effect of the workforce restructuring provisions for 2005 (595 million euros including actuarial reviews) and 2006, personnel expenses would have grown by 0.7%.

The Telefónica de España Parent Company workforce at the end of the year totalled 32,397 employees, with a net reduction of 1,147 employees since the start of the year. The average Telefónica de España Parent Company workforce in 2006 stood at 34.533 employees, a 4.2% reduction in comparison with the average workforce in 2005.
  Supplies expenses fell by 1.1% over the year to stand at 2,971 million euros. Over the fourth quarter, however, there was a 0.8% growth due to the increased activity of Telyco over this last three months of the year.
  External services expenses recorded a 5.9% increase over the fourth quarter, due to the commercial expenses of this last part of the year. These expenses fell by 0.4% over the year to reach 1,302 million euros. Without taking the change in accounting criterion for traffic-cards into account, external services expenses would have grown by 5.5%.

The Telefónica de España OIBDA amounted to 4,572 million euros in 2006, a 4.4% drop over the year and 37.3% over the quarter. The aforementioned impact of the workforce restructuring provisions must be taken into account to explain this behaviour.

For comparison purposes with the announced financial guidance, exceptional revenues/expenses not foreseen in years 2005 and 2006 must be excluded from OIBDA; for year 2006 this includes the 503 million euro provision associated to the bringing forward of the period for joining the E.R.E. of 2007. Once this adjustment has been made, the growth in OIBDA would stand at 6.4%, in line with the target announced (above 5%).

If specific effects such as those arising from the Redundancy Programme, the Real Estate programme or subsidies mainly are excluded, underlying OIBDA would have grown by 3.7%.

The OIBDA margin stood at 38.2% in 2006, 2.5 percentage points under that recorded the previous year. Excluding the effect of Redundancy Plan provision and the actuarial review for both years, the margin would have increased by 0.7 percentage points year on year to reach 46.4%.

OIBDA for Telefónica de España parent company amounted to 4,593 million euros, down 2.6% year on year.

Lastly, CapEx for Telefónica de España Group totalled 1,555 million euros, a significant increase of 11.0% in comparison with the previous year, having anticipated investments to meet increasing demand in the broadband market.

TELEFÓNICA DE ESPAÑA GROUP
ACCESSES
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
Final Clients Accesses	20,742.7	20,901.7	20,821.7	20,931.3	21,174.9	2.1
Fixed telephony accesses (1)	16,135.6	16,108.5	16,019.7	15,978.1	15,949.9	(1.2)
Internet and data accesses	4,400.6	4,542.9	4,534.6	4,648.8	4,842.0	10.0
Narrowband	1,614.9	1,437.4	1,254.0	1,177.7	1,040.5	(35.6)
Broadband (2)	2,720.8	3,042.7	3,220.1	3,411.3	3,742.7	37.6
Other (3)	64.9	62.8	60.4	59.8	58.8	(9.4)
Pay TV	206.6	250.3	267.5	304.4	383.0	85.4
Wholesale Accesses	1,164.1	1,260.4	1,369.3	1,406.5	1,531.8	31.6
Unbundled loops	434.8	546.7	678.3	774.8	939.0	116.0
Shared UL	279.0	320.3	386.0	438.5	527.7	89.1
Full UL	155.7	226.4	292.3	336.3	411.3	164.1
Wholesale ADSL	721.9	706.4	684.4	625.2	586.4	(18.8)
Other (4)	7.4	7.3	6.6	6.5	6.4	(14.0)
Total Accesses	21,906.8	22,162.1	22,191.0	22,337.7	22,706.7	3.7
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satelite, optical fiber and broadband circuits. Includes Terra.
(3) Leased lines.
(4) Wholesale circuits.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January - December			October - December
	2006	2005	% Chg	2006	2005	% Chg
Traditional Access (1)	2,768	2,826	(2.1)	689	704	(2.1)
Traditional Voice Services	4,868	5,162	(5.7)	1,203	1,298	(7.4)
Domestic Traffic (2)	1,211	1,331	(9.0)	308	335	(8.0)
Fixed to Mobile Traffic	1,105	1,152	(4.1)	269	282	(4.4)
International Traffic	500	474	5.3	130	120	8.2
Intel. Network, other cons. and bonus (3)	199	310	(35.8)	33	87	(62.8)
Interconnection (4)	907	944	(4.0)	211	227	(7.3)
Handsets sales and others (5)	947	951	(0.4)	252	247	2.1
Internet Broadband Services	2,403	1,905	26.2	640	517	23.9
Narrowband	143	201	(28.7)	26	48	(46.1)
Broadband	2,260	1,704	32.6	615	469	31.1
Retail (6)	1,901	1,298	46.4	532	359	48.2
Wholesale (7)	359	406	(11.5)	83	110	(24.8)
Data Services	1,076	1,031	4.4	270	262	3.2
VPN, Leased Circuits and Broadcasting	643	667	(3.6)	165	169	(2.7)
Wholesale	433	364	19.0	106	93	13.7
IT Services	392	327	19.9	136	108	25.4
Total operating revenues	11,508	11,251	2.3	2,939	2,890	1.7
(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2) Local and domestic long distance (provincial and interprovincial) traffic.
(3) Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(4) Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(5) Managed Voice Services and other businesses revenues.
(6) Retail ADSL services and other Internet Services.
(7) Includes Megabase, Megavía, GigADSL, and local loop unbundling.
Note: On 1st July 2006, Terra España merged with Telefónica de España, S.A., retroactively to 1st January 2006.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2006	2005	% Chg	2006	2005	% Chg
Revenues	11,964	11,755	1.8	3,070	3,011	2.0
Internal exp capitalized in fixed assets (1)	142	162	(12.1)	44	54	(18.7)
Operating expenses	(7,582)	(7,213)	5.1	(2,321)	(1,779)	30.5
Other net operating income (expense)	(15)	18	c.s.	19	(12)	c.s.
Gain (loss) on sale of fixed assets	80	71	12.6	(3)	11	c.s.
Impairment of goodwill and other assets	(17)	(10)	66.0	(5)	(4)	25.9
Operating income before D&A (OIBDA)	4,572	4,784	(4.4)	803	1,281	(37.3)
Depreciation and amortization	(1,866)	(2,138)	(12.7)	(453)	(511)	(11.4)
Operating income (OI)	2,706	2,645	2.3	350	770	(54.5)
(1) Including work in process.
Note: Telefónica de España Group incorporates the results of Terra Networks operations from 1 January 2005.

RESULTS BY BUSINESS LINES

Fixed Line Business

Telefónica Latinoamérica Group

From January 1st 2006, Telefónica Latinoamérica Group’s fixed telephony operator accounts include the Telefónica Empresas businesses in their respective countries. The 2005 results are shown on comparable terms. On the other hand, to facilitate year-on-year comparisons, the Telefónica Latinoamérica Group figures include the results of the Terra subsidiaries in Latin America since January 1st 2005.

Since 1st May, the results of the Telefónica Latinoamérica Group include the results of Colombia Telecom, that changed its name to Telefónica Telecom in November. In November Telefónica Telecom merged with Telefónica Empresas Colombia, thus Telefónica Latinoamérica Group’s stake in the new company increased to 52.03%. In these eight months, Telefónica Telecom has recorded 398 million euros of revenues and 203 million euros at the OIBDA level (without considering Telefonica Empresas business). In 2006, the currencies of the countries in which the Telefónica Latinoamérica Group operates have remained relatively stable over the year in relation to the dollar. Despite the appreciation of the euro in relation to the dollar exchange rates posted a positive impact over the year, with a 6.0 percentage point increase in revenues (10.2 percentage points to September) and a 6.1 percentage point growth in OIBDA (10.4 percentage points to September).

Over the year, the Telefónica Latinoamérica Group recorded revenues of 9,537 million euros, 14.2% up on that of the same period of the previous year in current euros. Excluding the positive exchange rate effect and revenues from Telefónica Telecom, the Telefónica Latinoamérica Group recorded a 3.5% growth in revenues. This increase is compared with the target announced 1, which considered an estimated growth in revenues around the lower level of the target range announced (4%-6%), including the reclassification of international termination rates in Brazil, Argentina and Peru and the public telephony commissions in Brazil, now under operating expenses (previously as a minor revenue) as of 1st January 2006, which finally contributed 0.6 percentage points to the growth in revenues for the year as a whole (compared with the initially estimated 0.7 percentage points).

1 2006 guidance assumes constant exchange rates as of 2005 and excludes changes in the consolidation perimeter, namely Telefónica Telecom.

The growth in revenues for the Telefónica Latinoamérica Group is mainly due to the growth of all operators in broadband, leading to a growth in revenues from the Internet business (narrowband + broadband + pay TV) of 17.3% in constant euros, representing 14.9% of revenues (13.3% in 2005). Brazil’s revenues increased by 1.5% in local currency due to the 15.3% local currency increase in revenues from the Internet business (narrowband + broadband), as the traditional business remained almost stable as a result of the slight decrease in the number of lines and the downwards trend in traffic that the company is trying to offset through the sale of packages. Argentina recorded a 13.6% growth in revenues in local currency thanks to the growth of traditional business (+10.9% in local currency), primarily due to the minutes packages and the wholesale business, as well as the progress of the Internet business (+34.4% in local currency). Revenues from Peru grew by 2.6% in local currency as a result of the good progress of broadband and TV (cable and satellite) revenues that increased by a total 24.4% in local currency, offsetting the 2.0% drop in local currency in revenues from traditional business due to the productivity factor (CPI-10.07%) and lower public telephony revenues due primarily to the fixed-mobile substitution. In Chile, in an environment of intense competition and with a high mobile substitution effect, Telefónica was able to keep revenues stable (+0.2% in local currency) thanks to the 36.5% increase in local currency in Internet business (narrowband + broadband + television) revenues that offset the lower revenues from traditional business (-3.0%). On the other hand, Terra recorded 299 million euros in revenues, 3.5% more than in 2005 in constant euros.

Operating expenses for the Telefónica Latinoamérica Group stood at 5,351 million euros, with a year-on-year growth of 17.9% in current euros. Excluding the contribution of Telefónica Telecom and the exchange rate effect, operating expenses recorded a 7.6% growth in constant euros. This growth in expenses was affected over the year by workforce restructuring expenses in Brazil, Argentina and Chile. Higher tax expenses were recorded in Telesp due to the new concession contract. Also an increase in payroll expenses in Argentina and higher commercial expenses, especially regarding customer service, were recorded.

As a result, Telefónica Latinoamérica recorded operating income before depreciation and amortization (OIBDA) of 4,209 million euros, 11.7% higher year-on-year. Excluding the contribution of Telefónica Telecom and the positive contribution of exchange rates, OIBDA recorded a 0.3% increase in constant euros. These year-on-year variations were affected by the sale of Infonet and Telinver in Argentina in 2005 and the sale of TUMSAC in Peru in 2006. Excluding the gain on sales of fixed assets, the growth in OIBDA stood at 15.1% (+3.3% excluding the exchange rate effect and Telefónica Telecom). With regards to the financial objectives for the year as a whole2, the growth in OIBDA was expected to stand at the top end of the 3%-5% range announced at the beginning of the year, having ended at 3.7% affected by the inclusion of the expenses associated with the Pension Plan for Management at the year end, without which growth would have stood at 4.6%.

2    2006 guidance assumes constant exchange rates as of 2005 and excludes changes in the consolidation perimeter, namely Telefónica Telecom Operating income before D&A excludes other exceptional revenues/expenses not foreseeable in 2006. For comparison purposes, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from the reported figures.

Telefónica Latinoamérica Group’s CapEx in 2006 amounted to 1,285 million euros, a year-on-year growth of 29.9% (+10.2% in constant terms and excluding the investment of Telefónica Telecom), primarily used for the expansion of broadband and new businesses. The CapEx recorded for the Telefónica Latinoamérica Group comparable with the target3 announced at the start of the year amounted to 1,090 million euros, compared with the initially announced target of around 1,200 million euros. Telefónica Latinoamérica Group’s operating free cash flow (OIBDA-CapEx) over the year amounted to 2,924 million euros, a 5.3% growth (+0.7% in constant euros and excluding the contribution of Telefónica Telecom and the gain on sales of fixed assets).

3    2006 guidance assumes constant exchange rates as of 2005 and excludes changes in the consolidation perimeter, namely Telefónica Telecom.

By the year end, Telefónica Latinoamérica Group managed 31.2 million accesses, 10.9% up on 2005 following the incorporation of Telefónica Telecom with almost 2.4 million fixed telephone accesses and 68,004 Internet retail broadband accesses. The Group’s retail broadband Internet connections upheld the strong growth rate of previous quarters, reaching a total of almost 3.8 million (+40.0% year-on-year), thanks to the commercial effort of all operators. Fixed telephone lines amounted to 23.8 million, 10.0% up on 2005 following the incorporation of Telefónica Telecom and thanks also to the high growth rate of Telefónica del Perú and TASA, which offset the lower plant in service of Telesp and Telefónica Chile. Telefónica Latinoamérica Group already has 651,392 pay TV clients in Peru and Chile.

Telesp

By the end of December, Telesp had 15.7 million accesses, a year-on-year growth of 0.4% thanks to the strong growth in the number of Internet retail broadband accesses that stood at 1.6 million (+32.5% year-on-year), following a net gain over the year of almost 400,000 accesses. Fixed telephony accesses stood at 12.1 million (-1.9% year-on-year), of which around 19% were prepaid lines or lines with a consumption limit.

Voice traffic recorded a 3.9% year-on-year decrease standing at 69,737 million minutes as a result of the drop in local traffic (-3.1%), mainly due to lower consumption per line and lower average plant, which the operator is trying to offset with the sale of minutes packages. Long distance traffic, mostly inter-state, also dropped as a result of the squeeze of this market due to the growth of the cellular business.

Revenues recorded a year-on-year growth of 1.5% in local currency to stand at 5,565 million euros, compared with a 2.1% growth up to September. This lower growth rate is due to the slowing down of traditional business (+0.1% compared with +0.6% over the first nine months of the year), mostly as a result of the reduced average billable fixed telephony plant and the drop in traffic per line. The growth in the broadband business (+27.1% in local currency) also contributed positively, thanks to the increased plant that enabled Internet business revenues (narrowband + broadband) to contribute with 8.5% to Telesp revenues (7.5% in the same period of 2005). To a lesser extent, the growth in the data and information technology business also contributed positively (+6.2% and +14.7% in local currency, respectively), providing a combined 3.9% of the company revenues.

Operating expenses recorded a 4.8% year-on-year growth in local currency, primarily due to higher tax expenses (+72.7% in local currency) mainly due to the tax established in the new concession contract, and higher personnel expenses (+9.6% in local currency) following the extraordinary charge associated with the workforce restructuring programme undertaken during year that is, however, beginning to bear fruit. Excluding this extraordinary charge, personnel expenses would increase by 0.7% and operating expenses would limit their growth rate to 3.7% in local currency. Furthermore, supplies expenses increased by only 0.7% in local currency due to the slowing down of interconnections as a result of lower revenues from traffic to mobiles. Subcontracting expenses recorded a growth rate of 2.5% in local currency, reflecting the cost containment efforts of the operator.

Telesp’s Operating income before depreciation and amortisation (OIBDA) to December stood at 2,637 million euros, 5.1% more in local currency than the same period of the previous year and positively affected by the recovery of old taxes (PIS/Cofins) following the favourable judgement issued in September. The OIBDA margin was 47.4%, 1.6 percentage points higher than that recorded in the same period of 2005.

CapEx accumulated to December amounted to 639 million euros, 1.3% lower than in the same period of 2005 in local currency and despite higher investments in broadband and new businesses. Thus, the operating free cash flow (OIBDA – CapEx) amounted to 1,998 million euros (+7.3% year-on-year in local currency).

From a regulatory viewpoint, the new regulation for pulse-to-minute migration was finally approved in December, which is to start as of 1st March. In line with this, two migration plans will co-exist: the basic which, in short, transfers the current intervals to minutes, and the PASOO (Alternative Compulsory Offer Plan).

TELESP
ACCESSES
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
Final Clients Accesses	15,606.8	15,618.7	15,704.4	15,759.0	15,663.9	0.4
Fixed telephony accesses (1)	12,340.3	12,370.4	12,336.1	12,295.1	12,107.1	(1.9)
Internet and data accesses	3,266.5	3,248.2	3,368.3	3,463.9	3,556.8	8.9
Narrowband	1,986.7	1,876.1	1,891.4	1,884.5	1,856.6	(6.5)
Broadband (2)	1,213.8	1,307.3	1,382.4	1,485.2	1,608.2	32.5
Other	66.0	64.8	94.5	94.2	92.0	39.3
Wholesale Accesses	32.6	32.7	46.3	46.4	38.4	17.6
Total Accesses	15,639.4	15,651.3	15,750.8	15,805.4	15,702.2	0.4
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL and broadband circuits.

Telefónica de Argentina

Results in Argentina had progressed well by the end of the year, supported by the strong increase in revenues due to the growth of different commercial initiatives, despite the lack of tariff indexation since 2001.

By the end of the year, TASA managed 5.6 million accesses (+3.6% compared with the same period in 2005), thanks to the year-on-year increase in fixed telephony accesses (+2.3%) to stand at 4.6 million and the strong growth in the number of Internet retail broadband accesses (+70.1%), enabling the company to maintain its position as leader of the broadband market in its influence area with 517,666 accesses.

Total voice traffic remained stable compared with 2005 levels, in line with the performance of local traffic that remained unvaried thanks to the sale of DUOS (local traffic + broadband). The growth in long distance traffic (+2.1%), as well as an increase in interconnection traffic (+1.0%) and Intelligent Network traffic (+23.9%), offset the drop in public telephony traffic due to expansion of the cellular business.

Revenues totalled 989 million euros, a year-on-year increase of 13.6% in local currency due to the change in the accounting criteria for international termination costs that, as of September, are accounted as operating expenses and no longer netted the line of revenues as of 1st January 2006. Eliminating this effect, revenues would have grown by 10.6% in local currency compared with 10.0% to September. Traditional business increased by 7.4% in local currency (+10.9% including the international termination costs effect), mainly due to the growth in interconnection and local traffic revenues and the progress of minutes packages, as well as lower commercial discounts and a higher average plant in service (+3.5%). The wholesale business and value added services also performed well, offsetting lower revenues from the public telephony business following the growth in mobile telephony. The Internet business maintained its strong growth rate (+34.4% in relation to the previous year in local currency), increasing its contribution to total revenues by 1.7 percentage points to stand at 11.2%, due to the explosive growth in broadband (whose revenues increased by 55.4% in local currency) offsetting the squeeze in the narrowband business. High growth rates were also maintained in the data and information technology businesses (+16.5% jointly in local currency) as a result of higher sales to companies, primarily of VPN’s and turnkey projects.

Operating expenses grew by 19.2% (without taking the reclassification of international termination costs into account) in local currency compared with 2005. This was mainly due to personnel expenses (+26.5% in local currency) affected by payroll increases agreed in late 2005 and the impact of workforce restructuring expenses. Supplies expenses increased by 17.8% (excluding the reclassification of international termination costs), due to the increase in interconnection traffic with other operators and the cost of equipment (associated to higher revenues). Subcontracted services increased by 14.8% in local currency, primarily due to the growth in service contracts that were also affected by salary increases and higher commercial and customer service activity.

The ratio of bad debt provision to revenues remained below 1% thanks to good recovery management and to the larger volume of pre-paid and consumption control infrastructure, which remained at around 30% of the total plant.

TASA recorded an operating income before depreciation and amortization (OIBDA) of 473 million euros, 8.9% down in local currency on that obtained in 2005 due to the sale of Telinver during the last quarter of 2005 and the workforce restructuring expenses recorded in 2006. Excluding the effect of the sale of Telinver, TASA’s OIBDA remained practically stable (-0.2% in local currency).

CapEx stood at 140 million euros, 21.5% higher than in 2005 in local currency, of which around half was accounted for by broadband and new businesses. Thus, Argentina’s operating free cash flow (OIBDA-CapEx) amounted to 333 million euros, 7.2% down on that generated in 2005, excluding the sale of Telinver.

TELEFÓNICA DE ARGENTINA
ACCESSES
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
Final Clients Accesses	5,417.3	5,465.4	5,548.3	5,611.3	5,609.9	3.6
Fixed telephony accesses (1)	4,532.2	4,553.1	4,586.7	4,612.4	4,636.3	2.3
Internet and data accesses	885.1	912.3	961.6	998.9	973.7	10.0
Narrowband	564.0	548.9	536.1	504.1	439.2	(22.1)
Broadband (2)	304.3	346.5	408.7	477.9	517.7	70.1
Other	16.8	16.8	16.8	16.8	16.8	0.0
Wholesale Accesses	6.9	7.3	7.2	7.2	7.3	5.4
Total Accesses	5,424.2	5,472.7	5,555.5	5,618.4	5,617.2	3.6
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, broadband circuits and ISP in the North part of the country.

Telefónica Chile

The total number of accesses managed by Telefónica Chile dropped slightly (-0.8%) by the end of 2006 to stand at 2.9 million. Extraordinary cancellations were made in the telephony plant due to adjustments in the inactive prepaid plant (137,000 lines) and the review of criteria to cancel these lines. These extraordinary cancellations led to no additional expense or drop in company revenues, as the lines were inactive. Thus, the number of telephony accesses amounted to 2.2 million by the end of the year (-9.2% year-on-year). During the fourth quarter of the year, the company continued even further with the triple play strategy, supporting new sales of DUO and TRIO products that combine the basic telephone service, broadband Internet and digital TV (DTH). As a result of this strategy, Telefónica Chile ended 2006 at the forefront of the broadband market with 494,469 accesses (+63.8% year-on-year) and an estimated share of 49%.

In June 2006, the new satellite digital TV (DTH) services were launched. After seven months of operations, Telefónica Chile totalled 94,209 digital TV clients, strengthening its position as the second operator in terms of number of clients in the Chilean market.

Voice traffic carried by the networks remained affected by the substitution effects of mobile telephony and Internet, and by higher market competition. In 2006, a total of about 14,300 million voice minutes were processed, an 11.6% drop in relation to the previous year.

Despite the heavy competition in all markets, Telefónica Chile was able to increase its revenues slightly in 2006, amounting to 1,006 million euros (+0.2% year-on-year in local currency). Over the year, revenues from new businesses gained weight from traditional business revenues that fell by 3.0% in local currency compared with 2005 due to strong competition. Internet revenues (narrowband + broadband + TV) revenues increased significantly (+36.5% in local currency) to account for 10.7% of company turnover, thanks to the progress of the broadband business and the launch of satellite TV. Revenues from data and information technologies suffered from the strong competitive pressure in the business segment, falling by a joint 0.6% in local currency compared with the previous year.

Thanks to the cost containment measures taken after the second quarter, the growth of operating expenses slowed to 5.2% in local currency due to the higher fall in personnel expenses (without taking workforce restructuring expenses into account), to 5.8%, and the lower growth in supplies (+7.3% in local currency) due to higher fixed-to-fixed interconnection costs and the necessary costs for the TV service. Subcontracting services grew moderately (+3.0% in local currency) given the increase in activities to improve service quality, the launch of new products and the increased number of broadband accesses.

Higher efforts were made over the year to improve collection parameters, which were reflected by an improvement in bad debt ratios. By year end, the provision of bad debts in relation to revenues amounted to 2.7%, a 0.3 percentage point improvement on the previous year.

Hence, the accumulated operating income before depreciation and amortization (OIBDA) for 2006 amounted to 417 million euros, a year-on-year increase of 1.0%. Without taking the costs arising from workforce restructuring during the first quarter of the year into account, OIBDA would have grown by 3.7% in relation to 2005.

Accumulated investment to December (CapEx) stood at 163 million euros. This figure grew 43.5% in local currency year-on-year, primarily due to the launch of digital TV, the growth of broadband, improved network capacity and new information systems. Hence, the accumulated operating free cash flow (OIBDA – CapEx) generated amounted to 254 million euros, 15.2% down year-on-year in local currency.

TELEFÓNICA CHILE
ACCESSES
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
Final Clients Accesses	2,876.0	2,873.8	2,853.4	2,817.1	2,858.2	(0.6)
Fixed telephony accesses (1)	2,429.1	2,407.0	2,328.0	2,225.9	2,206.2	(9.2)
Internet and data accesses	446.9	466.7	514.9	538.9	557.7	24.8
Narrowband	130.5	110.7	95.6	72.8	53.3	(59.2)
Broadband (2)	302.0	345.4	409.0	456.0	494.5	63.8
Other	14.5	10.6	10.3	10.1	10.0	(31.0)
Pay TV	0.0	0.0	10.4	52.4	94.2	n.m.
Wholesale Accesses	25.9	23.9	22.8	21.9	19.9	(23.4)
Total Accesses	2,902.0	2,897.7	2,876.1	2,839.1	2,878.0	(0.8)
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber and broadband circuits.

TELEFÓNICA DEL PERU

At the end of December, Telefónica del Perú reached an agreement with the Peruvian Government to promote the development of public telecommunications services in the country. The main agreements are as follows: (i) 22% reduction in the tariffs of different plans, benefiting 1.5 million homes, (ii) creation of a per second billing plan without set-up call charge, (iii) extension of the expiry period for prepaid cards, (iv) start of a long-distance market deregulation process, (v) reduction in public telephony tariffs, (vi) expansion plan for 685,000 new residential lines, aimed at segments of the population with less resources, (vii) agreement by the Telefónica Group to invest 1,000 million dollars in the country over the next 4 years (2006-2009).

At the end of the year, Telefónica del Perú recorded a total of 3.6 million accesses, 11.5% up on the previous year thanks to the commercial campaigns and assistance developed over the year. The progress of traditional business (2.5 million accesses, +6.4% year-on-year) and the broadband business (468,488 Internet retail broadband accesses, +37.3% year-on-year) is worth noting. Furthermore, the launch of satellite TV in July encouraged the growth of the television business to give a total of 557,166 clients by year end (+20.5% year-on-year).

Voice traffic increased by 1.1% in relation to 2005 due to higher fixed-to-mobile, long distance and interconnection (mainly mobile-to-fixed) traffic, which offset the drop in public telephony traffic over the year following higher competition and the growth of the cellular business.

Revenues stood at 1,097 million euros, 2.6% up in local currency on the 2005 revenues. Internet revenues (narrowband + broadband + television) recorded a 21.4% increase in local currency as a result of the progress of broadband revenues (+30.5% in local currency) and TV (+16.3% in local currency), both due to strong commercial activity over the year and the launch of satellite TV, notably expanding TV service coverage in Peru. Internet revenues continued to gain relevance in relation to total revenues, accounting for 20.2% over the year (17.0% in 2005). Furthermore, data and information technology revenues increased by 6.5% and 13.7% respectively in local currency thanks to general and municipal election projects with the National Electoral Process Office (ONPE). However, revenues from traditional business recorded a negative trend (-2.0% in local currency), primarily due to the application of the productivity factor (CPI-10.07%) and the drop in public telephony revenues (-8.7% in local currency), heavily affected by the replacement of fixed traffic for mobile traffic.

Operating expenses for the year grew by 2.9% in local currency. The growth in personnel expenses (+5.4% in local currency) slowed down due to the sale of TUMSAC, which employed 1,220 workers. Supplies increased by 2.6% in local currency due to higher activity, whereas subcontracted services increased by 4.7% in local currency as a result of higher plant maintenance expenses and strong commercial activity, leading to an increased gross adds in traditional, broadband and television accesses .

The substantial weight of the prepaid and consumption control infrastructure on the telephony plant (around 60%) favoured low bad debt and, therefore, the bad debt provision as a percentage of revenues stood at below 1% for the year.

Operating income before depreciation and amortization (OIBDA) grew by 4.3% in local currency to stand at 467 million euros thanks to the good progress of revenues that offset the growth in expenses and to lower extraordinary contingencies, primarily relating to labour and tax issues and capital gains from the sale of TUMSAC during the third quarter. The OIBDA margin was 42.6%, 0.7 percentage points higher than that recorded in 2005.

In relation to CapEx for 2006, 132 million euros were invested, 7.8% higher year-on-year in local currency. Thus, the operating free cash flow (OIBDA – CapEx) generated amounted to 335 million euros (+3.0% year-on-year in local currency) as a result of the growth in OIBDA that offsets higher yearly investment.

TELEFÓNICA DEL PERÚ
ACCESSES
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
Final Clients Accesses	3,211.0	3,277.9	3,374.2	3,469.9	3,581.2	11.5
Fixed telephony accesses (1)	2,347.6	2,388.2	2,434.0	2,468.2	2,498.5	6.4
Internet and data accesses	401.2	414.9	449.8	494.2	525.5	31.0
Narrowband	52.5	47.6	52.0	49.6	47.8	(9.0)
Broadband (2)	341.1	359.8	389.3	435.7	468.5	37.3
Other	7.6	7.5	8.4	8.9	9.2	21.7
Pay TV	462.2	474.7	490.4	507.5	557.2	20.5
Wholesale Accesses	0.5	0.6	0.5	0.5	0.4	(17.0)
Total Accesses	3,211.6	3,278.5	3,374.7	3,470.4	3,581.6	11.5
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES (TIWS)

Telefónica Internacional Wholesale Services (TIWS) ended the last quarter of the year with a significant growth in revenues, in line with previous quarters. Accumulated to December, revenues stood at 232 million euros that, in constant terms, is a 24.1% increase in relation to 2005. By business lines, all company business increased significantly, particularly revenues from satellite services (+57.9%), bandwidth capacity sales (+27.6%, in line with the progress of the entire Group in terms of broadband), International VPNs (+20.0%) and International IP (+18.0%), the latter accounting for 52% of company sales.

Operating Income before Depreciation and Amortization (OIBDA) accumulated to December amounted to 79 million euros, a 35.8% increase the previous year in constant currency, due to the increase in revenues.

Accumulated investment (CapEx) amounted to 45 million euros. This was a significant increase on the previous year (+65.9%), due to the necessary SAM1 expansions required to extend its cover in Colombia, Ecuador and Peru.

Telefónica Latinoamérica Group

TELEFÓNICA LATINOAMÉRICA GROUP
ACCESSES
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
Final Clients Accesses	28,086.8	28,231.4	30,713.0	31,064.6	31,160.0	10.9
Fixed telephony accesses (1)	21,649.1	21,718.8	23,895.5	23,964.2	23,807.5	10.0
Internet and data accesses	5,975.4	6,037.9	6,316.6	6,540.5	6,701.1	12.1
Narrowband (2)	3,185.1	3,030.6	3,005.7	2,931.2	2,813.5	(11.7)
Broadband (3) (4)	2,685.4	2,907.5	3,180.9	3,479.3	3,759.6	40.0
Other	105.0	99.8	130.0	130.0	128.0	22.0
Pay TV	462.2	474.7	500.9	559.9	651.4	40.9
Wholesale Accesses	66.0	64.5	76.8	76.0	65.9	(0.1)
Total Accesses	28,152.7	28,295.9	30,789.8	31,140.6	31,225.9	10.9
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes narrowband ISP of Terra Brasil and Terra Colombia.
(3) Includes broadband ISP of Terra Brasil, Telefónica de Argentina, Terra Guatemala y Terra México.
(4) Includes ADSL, optical fiber, cable modem, broadband circuits and ISP in the North part of the country.
Note: Fixed telephony and Internet and Data accesses from Telefónica Telecom (formerly known as Colombia Telecom) are included as of December 2006.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Euros in millions)
		January - December
		2006	2005	% Chg	% Chg Local Cur
Telesp	Revenues	5,565	4,980	11.7	1.5
	OIBDA	2,637	2,281	15.6	5.1
	OIBDA margin	47.4%	45.8%	1.6 p.p.

Telefónica de Argentina	Revenues	989	925	6.9	13.6
	OIBDA	473	552	(14.3)	(8.9)
	OIBDA margin (1)	40.7%	50.9%	(10.2 p.p.)

Telefónica Chile	Revenues	1,006	962	4.6	0.2
	OIBDA	417	396	5.4	1.0
	OIBDA margin	41.4%	41.1%	0.3 p.p.

Telefónica del Perú	Revenues	1,097	1,072	2.3	2.6
	OIBDA	467	449	4.0	4.3
	OIBDA margin	42.6%	41.9%	0.7 p.p.

Telefónica Telecom (2)	Revenues	397	-	n.c.	n.c.
	OIBDA	203	-	n.c.	n.c.
	OIBDA margin	50.9%	-	n.c.	n.c.

TIWS	Revenues	232	188	23.4	24.1
	OIBDA	79	58	35.8	35.8
	OIBDA margin	34.1%	31.0%	3.1 p.p.
Note: From January 1st 2006, Telefónica Latinoamérica Group’s fixed telephony operator accounts include the Telefónica Empresas businesses in their respective countries. The 2005 results are shown on comparable terms.
OIBDA is presented before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Margin over revenues includes fixed to mobile interconnection.
(2) Data for Telefónica Telecom (formerly Colombia Telecom) only include results for May-December 2006 period.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2006	2005	% Chg	2006	2005	% Chg
Revenues	9,537	8,352	14.2	2,487	2,351	5.8
Internal exp capitalized in fixed assets (1)	48	47	1.8	13	16	(18.8)
Operating expenses	(5,351)	(4,539)	17.9	(1,452)	(1,282)	13.3
Other net operating income (expense)	(21)	(207)	(90.0)	(34)	(41)	(17.8)
Gain (loss) on sale of fixed assets	(2)	107	c.s.	(2)	29	c.s.
Impairment of goodwill and other assets	(2)	6	c.s.	(1)	(0)	192.5
Operating income before D&A (OIBDA)	4,209	3,766	11.7	1,011	1,073	(5.8)
Depreciation and amortization	(1,957)	(1,799)	8.8	(497)	(484)	2.6
Operating income (OI)	2,251	1,967	14.4	514	589	(12.8)
(1) Including work in process.
Note: Telefónica Latinoamérica Group incorporates the results of Terra Networks operations from 1 January 2005.

RESULTS BY BUSINESS LINES

Telefónica Móviles Group

The Telefónica Móviles Group has reached at the end of 2006 a total managed customer base close to 110 millions, with a year-over-year increase of 16.4%. The main characteristic for the year was the high level of commercial activity in every region where the Group has presence, driving a strong growth in its main operations markets.

Net adds in the fourth quarter of 2006 reached 5.9 million, mounting total net adds for the year to 15.5 million of new customers. Latin American contributed 83% to costumer base growth, reaching 83.3 million clients as of December 2006 (+18.1% vs. December of 2005).

Telefónica Móviles España accelerated its costumer base growth this quarter, recording net adds of 426,000 clients (+65.8% vs. fourth quarter 2005), and bringing the customer base at the end of the year to 21.5 million clients (+7.8% vs. December of 2005).

Dec 2006
Total Customers: 109,899,704

Morocco
4.7%
Spain
19.5%
Southern
Cone
16.1%
Brazil
26.4%
Andean
Region
22.0%
Northern
Region
11.3%

Dec 2005
Total Customers: 94,447,943

Morocco
4.3%
Spain
21.1%
Southern
Cone
14.9%
Andean
Region
18.6%
Brazil
31.6%
Northern
Region
9.7%

Consolidated revenues reached 18,403 million euros by December, with year-over-year growth of 11.4% in the twelve months of 2006, contributing the exchange rates 0.2 percentage points to this growth. By those means, the revenues growth reached the top end of the range established as financial target1 (+9%/+12%). In the fourth quarter, the revenue stood at 4,866 million euros, showing an improvement of 9.0% over the fourth quarter of 2005.

1    2006 guidance assumes constant exchange rates as of 2005, and excludes changes in consolidation perimeter. Operating Income before D&A exclude other exceptional revenues/expenses not foreseeable in 2006. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures.

By geographic regions, the revenues are splitted equally at the end of the year between Telefónica Móviles España (9,199 million euros, +4.1 vs 2005) and those coming from the consolidated Latin American operators (9,240 million euros, +19.9% vs 2005). In the twelve months through December the exchange rates reduced their impact to 0.5 percentage points. The better performance from Latin America is supported one more quarter by Venezuela, Peru, Argentina and Mexico.

Consolidated OIBDA reached 6,443 million euros in December 2006, up 10.8% in the year vs. 2005. The exchange rates has no material impact in the consolidated OIBDA, that would register, excluding that effect, a year-over-year growth of 10.7% compared with the twelve months of 2005, accomplishing the financial target1 for the year (+9%/+12%). In the fourth quarter of 2006 the OIBDA totaled 1,743 million euros, 9.6% more than in the same period of the previous year.

The strong commercial activity for the Christmas Campaign drives the consolidated OIBDA margin in the fourth quarter of 2006 to 35.8%. The higher operational efficiency allows an improvement of 0.2 percentage points compared to the fourth quarter of 2005, and to reach 35.0% in the accumulated for 2006 (-0.2 percentage points compared to 2005).

OIBDA for Telefónica Móviles Spain showed no changes in 2006, up to 4.128 million euros as of December, despite the increased competence and higher commercial costs. In the fourth quarter OIBDA reached 1,002 million euros, with year-over-year decrease of 3.4%. In the twelve months to December, the margin stands at 44.9%, 1.9 percentage points below the margin obtained a year ago.

Latin America is therefore, the region that, with a consolidated OIBDA growth of 38.5% in euros in 2006 (+38.3% excluding the impact of exchange rates), fully contributes to the OIBDA Group increase. The region totaled 2,429 million euros in 2006, with a figure for the fourth quarter of 775 million euros (+40.1% vs the same period in 2005 in euros). Likewise, consolidated Latin America subsidiaries contributed 37.1% to consolidated OIBDA2 (+7.1 percentage points vs. the previous year). The positive trend for the region is supported both in the bigger scale of GSM customer base and the lower unit acquisition costs, and specially in the significant contribution from Mexico, Venezuela and Argentina. That leads to a 6.0 percentage points progress in the margin compared to the fourth quarter of 2005, up to the 30.5%, and 3.5 percentage points compared with the twelve months of 2005, up to the 26.3%.

2    Consolidated data before rest and intragroup eliminations.

The operating cash flow (OIBDA-CapEx) obtained in Latin America region as of December 2006 reached 904 million euros, with a year-over-year growth of 250%.

TELEFÓNICA MÓVILES GROUP
TOTAL CUSTOMERS
Unaudited figures (Euros in millions)
	December
	2006	2005	% Chg
Spain and Morocco	26,601.3	23,913.2	11.2
Prepaid	14,321.3	13,059.8	9.7
Contract	12,278.3	10,853.4	13.1
Fixed Wireless	1.7	0.0	n.s.
Latin America	83,298.4	70,534.7	18.1
Prepaid	67,329.9	56,459.9	19.3
Contract	14,705.4	13,066.3	12.5
Fixed Wireless	1,263.1	1,008.5	25.2
Total	109,899.7	94,447.9	16.4

Spain

The results obtained by Telefónica Móviles España in 2006 reflect the success of the company’s commercial strategy with a clear focus on loyalty, enabling to increase its yearly net adds by 70%, compared with an 18% growth in gross adds. Hence, net adds for 2006 amounted to 1.6 million new clients (93% in the postpay segment), highlighting the low 1.0% churn in the contract segment.

Thus, Telefónica Móviles España has strengthened its competitive position by driving the market and ending the year with an estimated market share of over 45%.

The growth in the total number of clients, initiatives to promote consumption and commercial efficiency have led to a 4.1% increase in total revenues (+3%/+6% target), supported by the good performance of customer revenues (+6.5%), reversing the downwards trend of absolute OIBDA and reaching an OIBDA margin of 45%.

In 2006, the mobile telecommunication sector in Spain was marked by increased competitive intensity throughout the year and, more specifically, in the fourth quarter, with aggressive Christmas campaigns and the entry of three new players. The market therefore exceeded 47 million clients by the end of December 2006, an estimated 104% penetration (+7.7 percentage points vs. 2005).

In this context, the commercial strategy of Telefónica Móviles España has provided very positive results, with net adds of over 426,000 clients in the fourth quarter (+66% year on year) to gain 1.6 million lines in the yearly accumulate. The estimated net gain share of the company amounted to over 39% for the year (+16 percentage points vs. 2005). The good performance of the net gain led to a total of 21.4 million clients by the end of 2006, 7.8% up on 2005. The performance of Telefónica Móviles España contract customer base is worth noting, which grew by 13.4% year on year to stand at 57%, 2.8 percentage points up on that recorded one year ago.

Good commercial performance during the fourth quarter was supported by the successful Christmas campaign (100x1 promotion until 31st December and weekends free until April 2007), joined by 1.2 million clients. Together with the special loyalty campaign launched last October, this led to over 3.1 million commercial actions during the fourth quarter of 2006, 17% more than in the last quarter of 2005. In the yearly accumulate commercial actions amounted to 11.6 million (+8.3% vs. 2005).

This progress in terms of commercial actions was supported by the gross adds performance, which exceeded 1.5 million in the last quarter of 2006 (up 21% year on year) and totalled 5.9 million in the yearly accumulate (+18% year on year). The significant growth in contract gross adds in the year is also worth highlighting, up 10.1% compared with 2005, to confirm Telefónica Móviles España’s focus on value customers.

Portability over the fourth quarter of 2006 continued to show good results with a net gain of 61,500 lines, almost six times the one obtained in the same quarter of 2005 to give an accumulated 174,700 lines (-116,000 in 2005). The excellent performance of the contract segment must be underlined, with 103,100 net adds in the fourth quarter and over 278,000 over the year as a whole, as a result of the company’s emphasis on clients with greater consumption.

Churn played a key role in the solid commercial results of Telefónica Móviles España. This stood at 1.74% during the fourth quarter, following on with the downwards trend of the other three quarters of the year and almost in line with that obtained during the fourth quarter of 2005. Accumulated churn amounted to 1.74%, slightly below that obtained in 2005. The behaviour of contract churn is worth noting, which fell to 0.9% in the last quarter (-0.2 percentage points year on year) to give a yearly accumulate of 1.0% (-0.1 percentage points vs. 2005). Handset upgrades through the loyalty programme contributed towards the good evolution of churn.

In terms of consumption, the minutes managed by the network during the last quarter of the year grew by 11.2% in relation to the same period of 2005 to post over 56,800 million minutes for the year as a whole (+11.4% vs. 2005). On-net traffic recorded a 13.5% growth over the year compared with 2005. Hence, the MoU in the fourth quarter of 2006 amounted to 157 minutes (+3.6% on the same quarter in 2005). Accumulated MoU grew by 4.4% to total 156 minutes.

Despite the fall in interconnection tariffs in October (-6.9%), voice ARPU amounted to 28 euros in the fourth quarter, a 1.8% drop year on year, to limit the year’s accumulated decrease to 1.2% to stand at 28.4 euros. Accumulated outgoing voice ARPU for 2006 increased by 0.8% in comparison with 2005.

Data ARPU in the fourth quarter of the year grew by 5.2% compared with the same period of 2005 to stand at 5.0 euros, 4.6 euros for the year as a whole and a 2.9% increase in annual terms compared with 2005. This progress is due to the 24% growth in non-SMS interpersonal data revenues. The company already has over 1.1 million 3G clients and over 100,000 clients subscribed to semi-flat rate data packages such as the 5Gb, 1Gb and 30Mb plans, which contributed towards the progress of data ARPU.

Hence, total ARPU amounted to 33.0 euros for the fourth quarter and 32.9 euros for the year as a whole, a slight 0.8% drop compared with the fourth quarter of 2005 and 0.7% compared with 2005 as a whole.

The following must be noted with regards to the financial results for the last quarter and year end 2006:

  Company revenues for 2006 as a whole amounted to 9,199 million euros, a 4.1% increase compared with 2005, as a result of the evolution of service revenues (+4.5%) supported by the good performance of customer revenues (+6.5%).

During the last quarter, total revenues amounted to 2,333 million euros, up 5.4% year on year. This performance is due to increased service revenues (+4.2%) and the progress of handset sale revenues (+15.7%) compared with the fourth quarter of 2005, a result of the successful Christmas commercial campaign that had a higher weight on 3G handsets.

The positive performance of service revenues in the fourth quarter of 2006 was especially supported by the evolution of customer revenues, which were up 4.7% up on the fourth quarter of 2005, with roaming and interconnection revenues remaining almost stable compared with the same quarter of the previous year (0.8%).

  Accumulated OIBDA for 2006 amounted to 4,128 million euros, in line with that obtained in 2005 despite greater commercial activity during 2006 (+8.3%) to reverse the fall recorded the previous year. Thus, the OIBDA margin for 2006 as a whole stood at 44.9%, 1.9 percentage points lower than 2005 due to greater commercial activity and higher network and customer management expenses.

The increase in the number of commercial actions in the fourth quarter of 2006, which were up 17% year on year, affected OIBDA for the fourth quarter causing it to fall slightly (-3.4%) compared with the same period of 2005 with the OIBDA margin standing at 43.0% (46.9% in the fourth quarter of 2005).
  Accumulated investment in 2006 reached 750 million euros, a 3% increase on investments in 2005. Telefónica Móviles España continued to deploy its UMTS network with over 1,000 base stations during 2006 to give a total of over 6,000.
  Thus, the operating cash flow (OIBDA-CAPEX) accumulated over the year amounted to 3,378 million euros, maintaining a similar level to 2005.

TELEFÓNICA MÓVILES ESPAÑA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December			October - December
	2006	2005	% Chg	2006	2005	% Chg
Revenues	9,199	8,834	4.1	2,333	2,213	5.4
OIBDA	4,128	4,128	(0.0)	1,002	1,038	(3.4)
OIBDA margin	44.9%	46.7%	(1.9 p.p.)	43.0%	46.9%	(3.9 p.p.)

TELEFÓNICA MÓVILES ESPAÑA
SELECTED OPERATING DATA
Unaudited figures
	2005	2006
	December	March	June	September	December	% Chg
Cellular customer (thousands)	19,889.9	20,276.8	20,655.0	21,019.7	21,446.0	7.8
Prepaid	9,186.4	9,231.9	9,261.2	9,290.7	9,303.0	1.3
Contract	10,703.5	11,044.9	11,393.8	11,729.0	12,142.9	13.4
	4Q	1Q	2Q	3Q	4Q	% Chg
MOU (minutes)	152	153	156	158	157	3.6
Prepaid	67	66	64	71	66	(0.7)
Contract	226	227	231	228	228	0.8
ARPU (EUR)	33.2	31.8	33.0	33.9	33.0	(0.8)
Prepaid	16.7	15.7	16.4	17.6	15.9	(4.9)
Contract	47.7	45.5	46.6	46.9	45.7	(4.0)
Data ARPU	4.7	4.4	4.2	4.6	5.0	5.2
%non-P2PSMS over data revenues	41.1%	43.6%	42.5%	43.9%	45.3%	4.1 p.p.
Note: MOU and ARPU calculated as monthly quarterly average.

TELEFÓNICA MÓVILES ESPAÑA
REVENUES
Unaudited figures
	December
	2006	2005
Customer revenues	69.1%	67.5%
Interconnection	16.3%	17.3%
Handset sales	11.5%	11.8%
Roaming - In	2.7%	3.0%
Other	0.4%	0.4%

Morocco

At the end of 2006 Médi Telecom customer base stood at 5.2 million, posting a 28.1% growth vs. December 2005.

Regarding results, revenues in 2006 reach 425 million euros (+7.2% vs. 2005 in local currency).

OIBDA to December 2006 increases by 7.9% in local currency to reach 167 million euros, standing the margin for the year at 39.2%, in line with the obtained in 2005.

MOROCCO
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
MEDI TELECOM	4,023.3	4,185.6	4,167.9	4,245.6	5,155.3	28.1
Prepaid	3,873.4	4,040.5	4,029.8	4,111.0	5,018.3	29.6
Contract	149.9	145.1	137.7	133.3	135.4	(9.7)
Fixed Wireless	0.0	0.0	0.4	1.2	1.7	n.m.

Latin america

Brazil

Vivo’s results for the fourth quarter maintained the growth trend from the third quarter, based on a better operational performance, as a consequence of the market’s good perception of the company’s commercial offer. On top of that, the initiatives established in its action plan also remained positive, with a 95% reduction of phone cloning fraud cases and due to the integration of billing systems and prepay platforms.

At the end of the last quarter of 2006, Vivo’s customer base totalled 29.1 million clients in a market with a 55% penetration, 6 percentage points higher than the third quarter of 2005, and maintaining the deceleration trend of previous quarters. Quarterly net adds stood at 327,000 clients, of which 266,000 are in the contract segment, that reflects the improvement in the churn rate resulting from the implementation of initiatives for recovering corporate clients.

Consumption and traffic indicators reaped the positive effects of the new commercial strategy. In October, Vivo launched new contract plans "Vivo Escolha", delivering more flexibility to its clients. At the end of the year, they counted for 10% of customer base and had a mix of plans that, in 60% of the cases led to increased monthly consumption compromises. In addition, Vivo has maintained its campaigns designed to increase prepay traffic ("Promoçao Natal 2006 Mil Reais") with on-net traffic promotions variable according to top-ups. The MOU in the fourth quarter of 2006 was 82 minutes, showing a 10.6% increase in relation to the same period last year, and impacting positive on the ARPU, up to 31.2 Brazilian reais (+6.8% vs. last quarter 2005).

Total revenues for 2006 stood at 2,005 million euros (-3.5% in local currency vs. the previous year). Service revenues in local currency dropped by 0.6% vs. 2005, whilst this same figure for the fourth quarter of 2006 increased by 2.0% in relation to the same period last year, due to greater revenues from interconnection (+20.5%), which was the consequence of the removal of the Bill & Keep rule. Without taking into account the impact of Bill & Keep, income would drop 9.3% in relation to 2005.

It is important to highlight the good results in the prepay segment, resulting from well received promotions designed to promote traffic, presenting a 15.2% increase in outgoing revenues in relation to the same quarter in 2005 (+6.1% for the whole year). The new commercial strategy, as well as a better operational efficiency and cost reduction, allowed the company to reach a 103 million euros OIBDA in the fourth quarter (-5.7% in local currency). Regarding the most relevant commercial costs, it is worth mentioning the drop in commissions, as a consequence of the higher percentage of joining clients at Vivo shops and the lower unit subsidy, due to the change in the mix of handsets. This OIBDA was affected by the extraordinary impact of 51 million euros write down in network equipment, for the 50% of Vivo. For the year OIBDA amounted to 438 million euros, down 19.8% in local currency, and down 11.4% excluding both the effect of Bill & Keep and network write down. The OIBDA margin stood at 21.9%, and would be 24.1% if this impact were excluded. The margin stood at 19.9% in the fourth quarter. The positive impact of Bill & Keep added around 5.5 million euros to the company’s annual OIBDA.

Finally, it is worth mentioning that the implementation of the GSM network is almost finished, and will be launched fully commercially by the end of the first quarter. The expected investment for the network implementation has remained in line with guidance, with a 65% of the 1,080 Brazilian reais budget already executed as of December.

BRASIL
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December				October - December
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	2,005	1,889	6.1	(3.5)	517	558	(7.3)
OIBDA	438	496	(11.7)	(19.8)	103	117	(12.1)
OIBDA margin	21.9%	26.3%	(4.4 p.p.)		19.9%	21.0%	(1.1 p.p.)

BRAZIL
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
VIVO	29,804.6	30,137.7	28,524.7	28,725.7	29,053.1	(2.5)
Prepaid	24,060.8	24,377.2	23,256.5	23,481.5	23,543.4	(2.2)
Contract	5,743.8	5,760.5	5,268.1	5,244.1	5,509.6	(4.1)
At the close of 1H06, an adjustment of 1.8 million inactive lines in Brazil was made.

Northern Region

México

During the last quarter of 2006, Telefónica Móviles Mexico’s commercial activity rose significantly. This was mainly due to its well received Christmas campaign and the improvement of its commercial network, customer service processes and network quality.

As of December 2006, the estimated penetration in the Mexican market reached 53% (+9 percentage points vs. December 2005). Telefónica Móviles Mexico’s customer base exceeded 8.5 million clients, which represents a 34.3% growth with respect to 2005. This good performance in total numbers is based on December’s offers, which allowed to surpass 1.8 million adds in the last quarter of 2006, 30% higher than the figure recorded in the same period last year. The improvement in the quality of new clients allowed the company to maintain the levels of churn stable, in spite of higher add rates. In this context, net adds in the fourth quarter rose to 1.1 million clients leading to churn rate improvements, reaching a yearly rate of 3.5%. In 2006 Telefónica Móviles Mexico’s net adds reached 2.2 million clients, of which over 210,000 are in the contract segment. Churn rate reduction in this segment to 2.0% mark (-3.5 p.p. vs. 2005) and higher numbers of new clients, allowed the company to exceed 530.000 contract clients.

At operational level it is worth mentioning the strong traffic growth, especially for outgoing traffic and in contract segments. Thus, MOU in the last quarter of 2006 amounted to 104 minutes, more than doubling consumption from the fourth quarter 2005. This improvement is reflected on the ARPU, reaching 21.6% increase up to 136.3 Mexican pesos. For the year, the MOU stood at 80 minutes (+55.8% vs. 2005) and the ARPU at 121.5 pesos (+12.1% vs. 2005).

As a result of the good commercial performance of the company ("Fixed Rate per Call" or "Fixed Rate Plan") revenues for 2006 reached 988 million euros and showed a 28.2% growth in local currency with respect to 2005. Service revenues maintained the positive trend of previous quarters (+34.3% year-on-year), reflecting the average customer base growth, and the better quality and consumption by clients. This good performance of service revenues is based on the outgoing traffic revenues (+45.0% in local currency), helped by on-net traffic increase. Although incoming traffic revenues (+16.6% in local currency) still reflected the reduction of interconnection fees from the start of the year, in this quarter they showed signs of recovery due to the launch – on the 4th of November - of the "El que llama paga nacional" (National CPP service), which is the result of an agreement dated the 11th of October, signed by the operators Telcel, Telmex, Iusacell, Unefon and Movistar. During the fourth quarter of the year, service revenues presented a 57.9% growth in relation to the fourth quarter 2005.

OIBDA in the last quarter reflected the good development of revenues and improvements in efficiency. The Christmas campaign intense commercial activity did not prevent the OIBDA reaching 22 million euros in the fourth quarter, reducing OIBDA losses in 2006 to 10 million euros, in comparison to negative OIBDA of 159 million euros in 2005.

The positive trend of OIBDA was reflected in the operating cash flow, which in 2006 reduced its losses in local currency by 53% compared to the previous year, standing at -190 million euros.

MEXICO
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December				October - December
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	988	779	26.8	28.2	299	216	38.7
OIBDA	(10)	(159)	(93.7)	(93.7)	22	(29)	c.s.
OIBDA margin	(1.0%)	(20.4%)	19.4 p.p.		7.5%	(13.2%)	20.7 p.p.

MEXICO
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
TEM Mexico	6,368.1	6,559.4	6,865.6	7,443.3	8,553.2	34.3
Prepaid	6,047.7	6,189.1	6,439.0	6,950.7	8,017.8	32.6
Contract	319.9	369.3	425.3	490.9	533.4	66.8
Fixed Wireless	0.6	0.9	1.2	1.6	2.0	n.m.

NORTHERN REGION
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
TEM Mexico	6,368.1	6,559.4	6,865.6	7,443.3	8,553.2	34.3
Prepaid	6,047.7	6,189.1	6,439.0	6,950.7	8,017.8	32.6
Contract	319.9	369.3	425.3	490.9	533.4	66.8
Fixed Wireless	0.6	0.9	1.2	1.6	2.0	n.m.
TEM Guatemala	1,040.7	1,149.1	1,281.4	1,385.6	1,490.6	43.2
Prepaid	864.4	965.8	1,078.8	1,175.8	1,264.5	46.3
Contract	69.9	71.2	82.1	88.9	100.6	43.9
Fixed Wireless	106.3	112.1	120.6	120.9	125.5	18.0
TEM Panama	849.4	904.8	889.4	948.7	939.2	10.6
Prepaid	781.5	836.2	815.9	872.1	859.8	10.0
Contract	67.9	68.5	73.5	76.7	79.4	17.0
TEM El Salvador	537.8	626.4	693.9	743.6	846.9	57.5
Prepaid	435.3	513.6	568.8	607.3	691.1	58.8
Contract	79.0	79.9	82.5	86.2	92.0	16.4
Fixed Wireless	23.5	32.9	42.6	50.0	63.7	171.2
TEM Nicaragua	371.6	414.7	458.7	486.9	552.8	48.8
Prepaid	310.4	354.6	397.2	423.7	487.6	57.1
Contract	45.3	43.4	43.2	43.2	43.5	(4.0)
Fixed Wireless	15.9	16.7	18.3	20.0	21.7	36.6
Total Acceses	9,167.6	9,654.3	10,188.9	11,008.1	12,382.8	35.1

Andean Region

Venezuela

In the last quarter of 2006, there was a rise in market growth in Venezuela, reaching approximately 70% penetration, presenting a more than 20 percentage points improvement on the previous year. In December 2006, Telefónica Móviles Venezuela’s customer base surpassed 8.8 million clients (+43.3% in relation to December 2005), registering 2.7 million net adds in the twelve months of the year (+45.4% vs. 2005). The last quarter showed a record in the number of new clients, which, in addition to good churn rates, led the company to reach net adds of 800,000 clients in the period.

In terms of operational development, it is worth mentioning the accumulated ARPU year-on-year improvement (+6.8%), highlighting data revenues that improved 25% in relation to the previous quarter. This, and the customer base increase, allowed service revenues to rise 46.1%, in line with the client base.

Thus, accumulated annual revenues reached 2,040 million euros (+45.7% vs. 2005 in local currency), which in the fourth quarter reached 590 million euros (+41.6% vs. the last quarter of 2005 in local currency).

Operating income before depreciation and amortization (OIBDA) amounted to 815 million euros in 2006, up 42.9% in comparison with 2005 in local currency. Growth deceleration in the fourth quarter vs. the previous period (+41.5% in local currency vs. +60.4% in the third quarter of 2006) was mainly due to greater commercial activity registered in November and December. Margin for 2006 year remained at 39.9%, which translated into a limited decrease of 0.8 percentage points, given that the higher commercial costs were compensated by the good performance of service revenues. In the fourth quarter, the margin stood at 39.9% (in line with the one obtained in the same period 2005).

Finally, it is worth mentioning that the company has started the implementation of the GSM network, with a commercial launch in the last weeks of January 2007.

VENEZUELA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December				October - December
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	2,040	1,438	41.9	45.7	590	445	32.8
OIBDA	815	585	39.2	42.9	236	178	32.7
OIBDA margin	39.9%	40.7%	(0.8 p.p.)		39.9%	39.9%	(0.0 p.p.)

VENEZUELA
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
TEM Venezuela	6,160.3	6,683.3	7,820.6	8,025.9	8,826.2	43.3
Prepaid	5,203.7	5,659.0	6,665.7	6,813.6	7,520.2	44.5
Contract	347.8	371.7	399.2	431.6	469.4	35.0
Fixed Wireless	608.8	652.7	755.7	780.7	836.6	37.4

Colombia

The Columbian cellular market reached 27.7 million customers, with a 67% penetration (+20 percentage points vs. December 2005). In comparison to the third quarter of 2006, total market figures were reduced by 1.5 million clients, after regulatory criteria change, which established a smaller client base (-2.3 millions) for Comcel and Millicom.

Commercial activity slowed down in the last quarter of 2006. Lower commercial aggressiveness, as well as the increase in churn rates related to the intense competitiveness of previous quarters campaigns, was translated into net gains of 73,000 lines during the period (-91.6% vs the last quarter of 2005). In accumulated terms, the figure rose to 1.7 million in 2006, 36.9% less in comparison to 2006 figure. At the end of the year the customer base reached 7.8 million clients (+28.6% year-on-year), with 60% of clients on GSM (+5.0 percentage points vs. third quarter 2006).

Revenues reached 779 million euros at the end of the year, reflecting a 6.4% growth in local currency, which referred to the fourth quarter, turns to a 1.2% decrease in relation to the same period the previous year. Service revenues presented a 0.4% growth with respect to last quarter of 2005 and a 4.4% growth accumulated year-on-year, affected by reductions in interconnection rates and accelerated client base growth.

Last months’ strict control of costs and commercial spending, allowed the company to reach 138 million euros OIBDA, reflecting a 28.2% increase in accumulated terms and in local currency, and a 12.3% increase in the fourth quarter in relation to the last quarter of 2005. Margin registered a 3.0 percentage points increase in relation to 2005, reaching 17.7% in the year (27.4% in the last quarter of 2006).

COLOMBIA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December				October - December
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	779	750	4.0	6.4	195	213	(8.5)
OIBDA	138	110	25.3	28.2	53	50	7.0
OIBDA margin	17.7%	14.7%	3.0 p.p.		27.3%	23.4%	4.0 p.p.

COLOMBIA
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
TEM Colombia	6,033.0	6,817.8	7,474.0	7,687.0	7,759.7	28.6
Prepaid	4,657.9	5,283.6	5,721.4	5,883.5	5,960.5	28.0
Contract	1,375.1	1,534.1	1,752.7	1,803.5	1,799.2	30.8

Peru

The Peruvian cellular market maintained the strong dynamism shown from the start of the year. Thus, penetration rate showed an increase of over 12 percentage points in relation to December 2005, reaching 32%. The company’s more intense commercial stance was reflected in the positive development of customer base, especially during the Christmas campaign with a great variety of GSM handsets, traffic promotions of up to 3 times the price of equipment, SMS gifts and the possibility to select a phone number with unlimited traffic for a month. This led to a significant increase in the company’s net adds, reaching 616.000 clients this quarter (+140.7% vs. the same quarter in 2005). Telefónica Móviles Peru customer base exceeded 5.1 million clients (+48.5% in relation to December 2005), with 42% of clients on GSM.

As well as aggressive commercial competitiveness, it is also worth mentioning good consumption trends, especially in prepay plans, associated with the success of promotional campaigns based on the duplication or triplication of top-ups. This was therefore reflected in a 36% prepay MOU growth in the fourth quarter compared to the same period the previous year.

Revenues reached 447 million euros, rising 27.8% in relation to the fourth quarter of the previous year and 22.2% in accumulated terms, both in local currency. The good performance of service revenues is worth emphasising, as it maintained its growth trend (+33.5% with respect to the fourth quarter the previous year and 21.4% in accumulated terms). This growth is supported by the positive behaviour of prepay outgoing revenues, which more than double in comparison to the previous year, mainly due to the flexibility provided by traffic promotions mentioned above.

Despite greater commercial activity, revenues growth and improved operational efficiency led to 17.6% higher OIBDA in comparison to the fourth quarter of the previous year and 10.1% higher in accumulated terms, both in local currency. Fourth quarter margin reached 29.4% and stood at 28.9% for the cumulative year (-3.2 percentage points to that registered in 2005).

PERU
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December				October - December
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	447	367	21.9	22.2	129	103	24.6
OIBDA	129	118	9.8	10.1	38	33	14.7
OIBDA margin	28.9%	32.1%	(3.2 p.p.)		29.3%	31.9%	(2.5 p.p.)

PERU
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
TEM Perú	3,455.0	3,680.9	4,048.9	4,513.8	5,129.8	48.5
Prepaid	2,804.3	3,007.6	3,331.1	3,749.7	4,353.3	55.2
Contract	579.5	603.3	648.1	691.9	705.2	21.7
Fixed Wireless	71.1	70.1	69.8	72.2	71.3	0.2

ANDEAN REGION
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg	% Chg
TEM Venezuela	6,160.3	6,683.3	7,820.6	8,025.9	8,826.2		43.3
Prepaid	5,203.7	5,659.0	6,665.7	6,813.6	7,520.2		44.5
Contract	347.8	371.7	399.2	431.6	469.4		35.0
Fixed Wireless	608.8	652.7	755.7	780.7	836.6		37.4
TEM Colombia	6,033.0	6,817.8	7,474.0	7,687.0	7,759.7		28.6
Prepaid	4,657.9	5,283.6	5,721.4	5,883.5	5,960.5		28.0
Contract	1,375.1	1,534.1	1,752.7	1,803.5	1,799.2		30.8
TEM Peru	3,455.0	3,680.9	4,048.9	4,513.8	5,129.8		48.5
Prepaid	2,804.3	3,007.6	3,331.1	3,749.7	4,353.3		55.2
Contract	579.5	603.3	648.1	691.9	705.2		21.7
Fixed Wireless	71.1	70.1	69.8	72.2	71.3		0.2
TEM Ecuador	1,884.6	2,328.4	2,554.7	2,393.1	2,490.0		32.1
Prepaid	1,517.5	1,948.3	2,161.7	1,984.0	2,133.0		40.6
Contract	364.7	377.7	390.6	406.9	355.3		(2.6)
Fixed Wireless	2.4	2.4	2.3	2.2	1.7		(29.4)
Total Acceses	17,532.8	19,510.5	21,898.2	22,619.8	24,205.6		38.1

Southern Cone Region

Argentina

During the last quarter of 2006, the Argentinean mobile market showed a strong growth trend, reaching 78% penetration, which means more than 8 percentage points growth in the last quarter, around 23 percentage points higher than December 2005 figures. It is worth mentioning that the fourth quarter is the quarter with greater commercial activity in Argentina, due to Mothers’ Days celebrations in October and Christmas campaign.

Net adds for the last quarter of 2006 rose to more than 1,0 million new clients, based on a 12.5% increase in commercial activity in comparison to the same quarter in 2005 and the good evolution of churn. The company closed the year with 2.9 million new clients, which meant a 34.4% growth in the company’s customer base, reaching 11.2 million clients. GSM weight reached 73% of the customer base (+22 percentage points with respect to 2005).

Revenues maintained the solid growth registered in previous quarters, up 29.2% in the last quarter of 2006 in local currency vs. the same period in 2005. In accumulated terms the company reached 1,260 million euros, up 32.5% in local currency over the previous year. Service revenues grew to a rate of 30.5% in local currency in the last quarter of 2006 in comparison to the same period in 2005, driven once more by the good performance of outgoing revenues, and especially prepay revenues. Cumulative service revenues showed 32.3% growth. Data revenues maintained the growth trend of previous quarters, doubling 2005 figure at the end of the year, reaching 260 million euros.

Strong revenues growth and lower commercial unit costs allowed a 137.9% OIBDA growth for the year in local currency, which meant reaching 339 million euros in the cumulative year of 2006. OIBDA margin stood at 26.9% at the end of the year, improving 11.9 percentage points in relation to the previous year.

ARGENTINA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December				October - December
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg

Revenues	1,260	1,010	24.8	32.5	354	303	16.5
OIBDA	339	151	123.9	137.9	121	44	175.7
OIBDA margin	26.9%	15.0%	11.9 p.p.		34.3%	14.5%	19.8 p.p.

ARGENTINA
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg	% Chg
TEM Argentina	8,335.0	8,914.4	9,486.1	10,150.2	11,199.4		34.4
Prepaid	5,035.8	5,535.2	5,951.4	6,498.1	7,315.8		45.3
Contract (1)	3,119.2	3,210.0	3,373.8	3,499.4	3,742.9		20.0
Fixed Wireless	179.9	169.2	160.8	152.7	140.7		(21.8)

Chile

In Chile, the high level of market competence has accelerated its growth, reaching an estimated penetration of 82% by December 2006, presenting a 10 percentage points improvement on the previous year.

Customer base for Telefónica Móviles Chile, that kept the market leadership, reached 5.7 million clients at the end of 2006, driven by new GSM clients, with 73% of the total base already using this technology. Contract clients (1.2 million, +31.5% vs. 2005) pushed an accumulated 7.7% growth in the company’s customer base, reflecting net adds in the last quarter of 2006 of 62,000 new clients, (+36.1% vs. same period in 2005). Greater commercial activity in Christmas campaign and lower churn led to an accumulated net adds of 404,000 clients.

Revenues showed a 15.3% annual growth in local currency, reaching 796 million euros. Service revenues grew to a rate of 18.5% in local currency in 2006 in comparison to 2005 (+12.4% in the fourth quarter of 2006 vs. the fourth quarter of 2005), mainly driven by outgoing revenues growth, significantly higher than customer base expansion. This behaviour reflects the ARPU positive evolution (+11.8% in relation to 2005), based on the higher weight of contract clients, resulting both from new clients and the proactive prepay-contract migration policy, plan upgrades and minute packages and VAS sales.

OIBDA at the end of the year, with accumulated growth of 19.7% in local currency, reached 294 million euros, due to the revenues good performance and cost control. The last quarter of 2006 showed a 28.7% growth in local currency in relation to the same period in 2005. The cumulative OIBDA margin reached 36.9%, 1.4 percentage points over the 2005 figure, thanks to better efficiency and despite increased commercial efforts taken due to initiatives arising from technological migration. In the last quarter the OIBDA margin amounted to 49.6%, improving 7.1 percentage points in relation to the same period the previous year.

CHILE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December				October - December
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	796	661	20.3	15.3	215	202	6.4
OIBDA	294	235	24.9	19.7	107	86	24.2
OIBDA margin	36.9%	35.5%	1.4 p.p.		49.6%	42.5%	7.1 p.p.

CHILE
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg	% Chg
TEM Chile	5,275.8	5,335.0	5,515.1	5,618.1	5,680.2		7.7
Prepaid	4,384.1	4,396.0	4,501.9	4,491.6	4,507.6		2.8
Contract	891.7	938.9	1,013.2	1,126.5	1,172.7		31.5

SOUTHERN CONE
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg	% Chg
TEM Argentina	8,335.0	8,914.4	9,486.1	10,150.2	11,199.4		34.4
Prepaid	5,035.8	5,535.2	5,951.4	6,498.1	7,315.8		45.3
Contract (1)	3,119.2	3,210.0	3,373.8	3,499.4	3,742.9		20.0
Fixed Wireless	179.9	169.2	160.8	152.7	140.7		(21.8)
TEM Chile	5,275.8	5,335.0	5,515.1	5,618.1	5,680.2		7.7
Prepaid	4,384.1	4,396.0	4,501.9	4,491.6	4,507.6		2.8
Contract	891.7	938.9	1,013.2	1,126.5	1,172.7		31.5
TEM Uruguay	418.9	500.4	584.4	655.4	777.3		85.6
Prepaid	356.5	434.7	511.9	569.8	675.3		89.4
Contract	62.4	65.6	72.5	85.6	102.0		63.5
Total Acceses	14,029.7	14,749.8	15,585.6	16,423.8	17,657.0		25.9
(1) Includes costumers with an "Ahorro" contract, who prepay a monthly fee.

REST OF COUNTRIES

Apart from the above mentioned operations, Telefónica Latin America Group is present in Central America (Salvador, Guatemala, Panama and Nicaragua), in Ecuador and Uruguay cellular markets. All together, those operations had as of December 2006 more than 7 millions customers (+39% vs. 2005), revenues that amounted 923 million euros (+14% vs. 2005) and OIBDA that reached 287 million euros (+31.9% vs. 2005).

Telefónica Móviles Group

TELEFÓNICA MÓVILES GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - December
		2006	2005	% Chg
Spain	Revenues	9,199	8,834	4.1
	OIBDA	4,128	4,128	(0.0)
	OIBDA margin	44.9%	46.7%	(1.9 p.p.)

Latin America	Revenues	9,240	7,705	19.9
	OIBDA	2,429	1,755	38.5
	OIBDA margin	26.3%	22.8%	3.5 p.p.

Brazil	Revenues	2,005	1,889	6.1
	OIBDA	438	496	(11.7)
	OIBDA margin	21.9%	26.3%	(4.4 p.p.)

Northern Region	Revenues	1,544	1,264	22.2
	OIBDA	195	(1)	c.s.
	OIBDA margin	12.6%	(0.1%)	12.7 p.p.

Andean Region	Revenues	3,557	2,837	25.4
	OIBDA	1,146	866	32.3
	OIBDA margin	32.2%	30.5%	1.7 p.p.

Southern Cone	Revenues	2,133	1,714	24.4
	OIBDA	650	393	65.5
	OIBDA margin	30.5%	22.9%	7.6 p.p.

Rest and intragroup	Revenues	(36)	(25)	44.2
	OIBDA	(114)	(65)	74.1
	OIBDA margin	n.m.	n.m.	n.c.

TOTAL	Revenues	18,403	16,514	11.4
	OIBDA	6,443	5,817	10.8
	OIBDA margin	35.0%	35.2%	(0.2 p.p.)

TELEFÓNICA MÓVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2006	2005	% Chg	2006	2005	% Chg
Revenues	18,403	16,514	11.4	4,866	4,463	9.0
Internal exp capitalized in fixed assets (1)	124	124	0.6	37	38	(3.4)
Operating expenses	(11,849)	(10,634)	11.4	(3,110)	(2,849)	9.2
Other net operating income (expense)	(199)	(175)	14.1	(14)	(52)	(72.3)
Gain (loss) on sale of fixed assets	15	0	n.m.	16	1	n.m.
Impairment of goodwill and other assets	(51)	(11)	n.m.	(51)	(11)	n.m.
Operating income before D&A (OIBDA)	6,443	5,817	10.8	1,743	1,590	9.6
Depreciation and amortization	(2,432)	(2,374)	2.4	(606)	(694)	(12.6)
Operating income (OI)	4,012	3,443	16.5	1,136	896	26.8
(1) Including work in process.

TELEFÓNICA MÓVILES GROUP
CAPEX BY GEOGRAPHIC REGIONS
Unaudited figures (In Million Euros)
	January - December
	2006	2005	% Chg
Spain	750	727	3.0
Latin America	1,525	1,499	1.8
Brazil	389	367	5.9
Northern Region	288	331	(12.9)
Mexico	180	245	(26.6)
Guatemala	38	25	49.5
El Salvador	28	18	51.7
Panama	32	26	22.1
Nicaragua	11	16	(31.3)
Andean Region	556	494	12.7
Venezuela	232	141	65.0
Colombia	192	254	(24.3)
Peru	84	48	75.7
Ecuador	48	51	(6.0)
Southern Cone	291	307	(5.0)
Argentina	102	130	(21.6)
Chile	176	154	14.2
Uruguay	13	22	(40.7)
Rest of the World	1	1	(32.8)
TOTAL	2,275	2,227	2.2
Group Capex in 2006 at cumulative exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

The results of O2 Europe for the period ended 31 December 2006 comprise the results of the O2 Group for the 11 month period ended 31 December 2006 and the results of Telefónica O2 Czech Republic and Telefónica Deutschland for the 12 month period ended December 2006. O2 Group also includes the results of be* from 1 July 2006, Decision Focus from 1 august 2006 and The Link from mid September 2006. At the end of December 2006, the contribution of Telefónica O2 Europe to Telefónica Group revenues was 13,159 million euros, and operating income before depreciation and amortization (OIBDA) reached 3,708 million euros.

Telefónica O2 Europe CapEx for the period ended December 2006 amounted to 2,553 million euros. For the period Feb-Dec 06, O2 Group CapEx, excluding acquisitions, totaled 2,238 million euros, in line with the guidance for the period provided by the Company (2,000-2,300 million euros).

Among the latest actions taken in the quarter, we should highlight:

  The launch of Telefónica O2 Slovakia’s commercial service on 2 February 2007. In the first 12 days over 110,000 active customers were acquired. The initial offer, called "O2 Jednotky", includes prepaid on-net calls for SKK 2 and SKK 8.50 for calls to all other networks, and the Czech Republic, at anytime of the day. From 2 February until 31 march all customers will receive a 100% credit bonus when they top up for the first time. Top up vouchers are available with a value of SKK 250 and 350 (valid for 3 months), as well as SKK 550 and 950 (valid for 6 months). Vouchers will be sold through a broad distribution network of more than two thousand points of sale located across Slovakia.
  O2 launched its DSL service and refreshed its successful Genion Homezone tariffs, enabling the company to offer integrated mobile, DSL landline telephony and broadband Internet access services. The DSL packages, O2 DSL S/M/L, are priced from 40 euros to 55 euros a month and comprise a DSL connection of 4 to 16 megabits per second with flat rate Internet access, plus fixed line calls charged either at flat rate or per minute. O2 DSL customers who are also O2 mobile contract customers receive a discount of 5 euros per month.

The refreshed Genion tariffs - S/M/L - are closely integrated with the new DSL offering. The new tariffs simplify and reduce prices for making calls from both within and outside the Homezone. The Genion S tariff is a postpay tariff without a fixed contract term and no basic monthly fee. Genion M offers a flat rate tariff for calls from the Homezone, while the Genion L tariff introduces a Germany-wide flat rate for a monthly fee of 25 euros.

  Be* continued its network rollout in the UK, with over 500 exchanges across the UK unbundled by february 2007, enabling it to provide broadband services to more than one third of the UK population. Be* operates one of the most innovative and technically-advanced UK broadband networks, using ADSL 2+ technology which offers download speeds of up to 24 Mbps.

Be* also launched "Upload Plus" during the quarter, a service which allows business broadband customers to send data at much faster speeds of up to 2.5Mbps, more than double the nearest competitor. Be* is the first UK ISP to offer this service, with a rollout to consumers planned for the second quarter. Plans to offer an integrated mobile and broadband service from O2 in mid 2007 are progressing well, driven by three aims: to make customers’ lives easier; to offer the best service quality and customer service in the market; and to give straightforward value for money.
  During the quarter O2 UK finished the re-branding of 96 Link stores, bringing the total number of O2 Retail stores to around 400. This expansion is part of an ongoing shift in the UK market towards increased direct distribution by network operators. As the focus moves to retention and loyalty in an increasingly mature market O2 is well placed to improve the customer experience through its award winning retail chain.

In December O2 Ireland announced a joint venture with Tesco in Ireland, Tesco Mobile, to offer exclusively Tesco branded mobile services in Tesco Ireland stores nationwide. The MVNO service will use the O2 network and is expected to launch in summer 2007.In October O2 Ireland and Arqiva jointly announced the first consumer trial of broadcast mobile TV in Ireland, featuring all the main Irish TV channels plus content from Sky and other channels. 350 O2 customers in the Greater Dublin area will be able to access broadcast TV on their mobile phone during the trial, using the Nokia N92 DVB-H handset. O2 has already conducted initial demonstrations of broadcast mobile TV at the 2006 Ryder Cup, with content from RTE 1, RTE 2, TV3, TG4 and Sky. The trial will commence in early March.
  Following on from the announcement in December 2006, JPMorgan Cazenove has been instructed to conduct a strategic review of Airwave, including a possible sale of the business. Since that date JPMorgan Cazenove has been working with all stakeholders involved, including the UK government, to review options and produce an Information Memorandum, which is expected to be released in early Spring.

With the conclusion of the Welsh Ambulance contract, Airwave has now contracted with all the blue light emergency services in the UK and continues to pursue other opportunities, such as winning new contracts and providing additional services to existing customers, as demonstrated by recent announcements regarding contracts with London Underground and Channel Tunnel Rail and the launch of new data services.

O2 Group

O2 UK

Fourth quarter net service revenue grew by 13.7% year on year and for the eleven months to 31 December reached a total of 3,885 million pounds, an increase of 14.7% compared to the same period last year, in line with the guidance provided for 2006 (14%-15% range). This growth has been driven by continued strong customer and ARPU growth.

OIBDA margin for the eleven months to 31 December 2006 was 28.4% compared to 29.3% for the same period last year, reflecting the high level of customer growth, with O2 UK adding 1.65 million customers in the calendar year. The drop in OIBDA margin reported for the 11 month period until December is fully aligned with the last guidance provided by the Company (-1 p.p.) OIBDA for the eleven months to December 2006 was 1,211 million pounds, showing an increase of 10.2% vs. the same period last year.

The quarter again saw tough competition in the market, but the business continued to perform well with broadly stable gross additions quarter on quarter, although year on year gross additions were down around 5% due to the increasingly mature nature of the UK market. A total of 295,500 net new customers were added in the quarter, taking the base to 17.6 million, 10.3% higher than at the same time last year (excluding the Tesco Mobile customer base).

A total of 136,200 net new contract customers were added in the quarter and at the end of the period contract customers made up 35.3% of the total base, compared to 34.4% in the same period last year. 12 month rolling contract ARPU of 513 pounds was down 2 pounds quarter on quarter, and 4 pounds lower than the fourth quarter last year, as a result of new customer propositions and an increasingly competitive market. 12-month rolling contract churn was 23%, compared to 27% for the same period last year, the sixth consecutive quarter of decline, reflecting the ongoing strategy of rewarding customer loyalty.

A total of 159,300 net new pre-pay customers were added in the quarter, and 12 month rolling pre-pay ARPU of 143 pounds was 7 pounds higher than the fourth quarter last year and 1 pound higher than the previous quarter, driven by promotions such as O2 Long Weekends.

12 month rolling data ARPU of 84 pounds was 7 pounds higher than the same period last year and 1 pound higher than the previous quarter, driven primarily by growth in text message volumes, up 30% year on year in the fourth quarter, as well as increasing usage of a range of non-SMS services such as the user generated content service "Look at Me".

O2 UK’s blended 12 month rolling ARPU of 273 pounds was 6 pounds higher than the fourth quarter last year, and 1 pound higher than the previous quarter, reflecting the continued growth in data ARPU coupled with broadly stable voice ARPU.

Quarterly monthly minutes of use were up 9.1% year on year to 180 minutes a month, driven by propositions such as 50% extra minutes on 18 month contracts, Treats and Long Weekends.

O2 UK’s own channels accounted for around 60% of gross connections in the quarter. O2 UK also completed the re-branding of 96 Link stores to expand its O2 Retail network to around 400 stores. Blended customer acquisition costs (SAC) on an annual basis fell by around 9% year on year.

CapEx in the eleven months to December (excluding CapEx related to the acquisition of be*and The Link) was 518 million pounds, with continued expenditure on rolling out coverage of the 3G network as well as investment in the existing 2G network to ensure a high level of service.

O2 UK promoted a number of products and services during the quarter, aimed at acquisition and retention of customers and revenue growth. These included:

  O2 Long Weekends, offering free on net calls from Saturday to Monday for new and existing O2 Pay and Go customers who top up 15 pounds a month and free calls to any network in the UK for new Pay Monthly and upgrading customers;
  O2 Treats, offering customers bundles of free texts, voice minutes or value added services after 6 months as an O2 customer to reward loyalty;
  O2 Rewards, offering prepay customers 10% of top-ups back every 3 months;
  Bluebook, which enables customers to store contact information, text messages, pictures and video clips to a free web-accessible personal account. The converged service is a first for any UK mobile operator;
  The Xda Orbit, the latest model in the successful Xda range, a stylish, ultra slim, lightweight device with inbuilt Global Positioning System (GPS). The Xda Orbit features Microsoft® Windows® Mobile 5.0, with direct push email giving real time access to Microsoft® Outlook® Inbox, Calendar, Contacts and Tasks. The Xda Orbit also has an FM radio, an MP3 player, a 2.0 megapixel camera and a quad band mobile phone.

O2 UK
SELECTED OPERATING DATA
Unaudited figures
	2005	2006
	December	March	June	September	December	% Chg
Cellular customer (thousands)	15,980.9	16,340.6	16,814.3	17,337.7	17,633.2	10.3
Prepaid	10,479.2	10,654.4	10,940.5	11,255.8	11,415.1	8.9
Contract	5,501.6	5,686.2	5,873.8	6,081.9	6,218.1	13.0
	4Q	1Q	2Q	3Q	4Q	% Chg
MOU (minutes)	165	162	169	175	180	9.1
ARPU (EUR)	33.3	32.3	33.1	34.0	34.1	2.5
Prepaid	17.2	16.8	17.3	17.9	18.2	5.7
Contract	63.7	61.6	62.7	63.9	63.5	(0.4)
Data ARPU	10.0	9.8	10.0	10.6	10.7	6.7
%non-P2PSMS over data revenues	12.2%	12.5%	13.3%	13.1%	12.5%	0.3 p.p.
Note: MOU and ARPU calculated as monthly quarterly average.

O2 Germany

Service revenue grew by 3.3% in the fourth quarter, and for the eleven months to December reached a total of 2,808 million euros, an increase of 6.7% compared to the same period last year vs. the guidance of High Single Digit growth provided by the Company for the period. This growth has been driven by the continued expansion of the customer base, which partly offset ARPU weakness in the German market. Fourth quarter service revenue was reduced by almost 5 p.p. due to the termination rate cuts in December 2005 and November 2006.

OIBDA margin for the eleven months to December was 20.7%, 1 percentage point lower than the same period last year. OIBDA for the eleven months to December 2006 was 631 million euros, broadly flat compared to the same period last year. OIBDA and consequently the OIBDA margin were negatively impacted by the inclusion of a charge related to a rebalancing of the workforce towards customer-facing areas. O2 Germany plans to increase the number of employees in areas such as customer service and to reduce positions in non-customer facing areas. Excluding this charge, the OIBDA margin for the eleven months to December 2006 is 21.8%, stable in comparison to the same period last year and in line with the full year guidance.

In this competitive environment, O2 Germany continued to trade well. Roughly 396,000 net new customers were added in the quarter, taking the base to 11.0 million, 12.9% higher than at the same time last year. The Tchibo Mobile customer base grew by 55,000 to 827,000 by the end of the quarter.

O2 Germany added a total of 192,700 net new contract customers in the quarter, its highest level since the fourth quarter last year. 12 month rolling contract ARPU of 475 euros was 6 euros lower than the previous quarter, and 33 euros lower than the same quarter last year. This reflected the impact of the termination rate cuts in both December 2005 and November 2006, as well as increasing competition in the German market and the introduction of new customer offers.

A total of 203,400 net new pre-pay customers were added in the quarter. 12 month rolling pre-pay ARPU of 105 euros was 6 euros lower than the previous quarter and 25 euros lower than the fourth quarter last year, reflecting the impact of the termination rate cuts, increasing competition, higher market penetration the growth in multiple SIM ownership and lower minutes of use.

12 month rolling data ARPU was 69 euros, 1 euro less than the previous quarter and 8 euros lower than the same period last year due to the higher number of lower spending pre-pay users in the base and a shift from SMS to voice usage. Non-SMS data users grew 12% compared to the same period last year.

Blended 12 month rolling ARPU remains the highest in the German market at 290 euros, down from 299 euros in the previous quarter and 332 euros in the same quarter last year. This trend reflects the ongoing impact of the termination rate cuts, the rapid growth in the pre-pay customer base over the past 12 months, which now makes up over 50% of the total base, and the increasingly competitive market environment. Termination rate cuts reduced 12 month rolling ARPU in the quarter by approximately 13 euros. Blended customer acquisition costs (SAC) on an annual basis fell by around 8% year on year.

Quarterly monthly minutes of use grew by 4% year on year, to 129 minutes, driven by new propositions such as Genion flat rate. O2 Germany now has a total of 3.9 million Genion customers (71% of the post-pay base), with 51% of all new post-pay customers opting for Genion.

CapEx in the eleven months to December was 1,139 million euros, with continued expenditure on both the 3G and 2G networks.

Germany launched a number of new products and services during the quarter, including:

  LOOP S/M/L, a new prepay tariff to reward larger top ups. For a 30 euros top up the customer receives a 20 euro bonus;
  O2 Business flat, a nationwide flat rate tariff for on-net and fixed net calls. The flat rate is available for 25 euros per month SIM only and 35 euros with a handset. Off-net calls cost 15 cent/min. The Genion-Option for O2 Business and O2 Business Profi tariffs were also reduced, with local and long distance calls now charged at 2.5 cent/min;
  The Xda Orbit, also launched in UK;
  AOL Mobile. AOL Germany launched a mobile service during the quarter in co-operation with O2 Germany. The basic tariff costs 19 cent/min for calls to all networks, with SMS priced at 16 cents. Three additional options can be added to this basic tariff: Plus Family (4.99 euros/month) gives free calls between up to five numbers and an AOL phone; AOL Plus Friends (2.99 euros) enables national community calls for 5 cent/min; Plus Web offers 20 MB of WAP and Web browsing for 4.99 euros.
  Launch of HSDPA on 1 December 2006. Data download speeds of up to 1.8 Mbit/s are available in Hamburg, Berlin, Cologne, Düsseldorf, Frankfurt and Munich. There is no HSDPA surcharge on existing UMTS tariffs.

O2 GERMANY
SELECTED OPERATING DATA
Unaudited figures
	2005	2006
	December	March	June	September	December	% Chg
Cellular customer (thousands)	9,768.8	10,099.0	10,335.3	10,628.9	11,024.8	12.9
Prepaid	4,798.9	4,986.9	5,143.3	5,340.7	5,544.1	15.5
Contract	4,970.0	5,112.1	5,192.1	5,288.0	5,480.7	10.3
	4Q	1Q	2Q	3Q	4Q	% Chg
MOU (minutes)	124	127	128	124	129	4.0
ARPU (EUR)	26.5	24.1	24.2	25.3	23.7	(10.6)
Prepaid	10.4	9.2	8.9	9.0	8.3	(20.5)
Contract	41.4	38.6	39.1	41.7	39.2	(5.3)
Data ARPU	6.1	5.9	5.4	5.8	5.9	(3.6)
%non-P2PSMS over data revenues	21.7%	23.0%	21.5%	21.4%	22.6%	0.9 p.p.
Note: MOU and ARPU calculated as monthly quarterly average.

O2 Ireland

Service revenue fell by 1.5% in the fourth quarter due to termination rate regulation, increasing competition and the introduction of new customer offers. The termination rate cut of RPI minus 11% in January 2006 impacted fourth quarter service revenue growth by approximately 2%. For the eleven months to December service revenue reached a total of 824 million euros, an increase of 1.1% compared to the same period last year, driven by a higher customer base.

In a competitive market O2 Ireland traded well, with gross and net connections at a broadly similar level to the fourth quarter last year. 29,000 net new customers were added in total during the quarter, taking the total base to 1.6 million customers, 1.9% higher than at the same time last year.

O2 Ireland added a total of 17,000 net new contract customers in the quarter. 12 month rolling ARPU of 1,020 euros was 53 euros lower than the fourth quarter last year and 20 euros lower than the previous quarter, reflecting the impact of the termination rate regulation.

A total of 12,000 pre-pay customers were added in the quarter, and 12 month rolling ARPU was 353 euros, down 7 euros on the same period a year ago and 3 euros compared to the previous quarter.

12 month rolling data ARPU was 117 euros, 4 euros higher than the fourth quarter last year and 1 euro higher than the previous quarter. Non-SMS data users grew by 53% year on year.

Blended ARPU of 542 euros was reduced by approximately 7 euros due to the termination rate cuts, and was 8 euros lower than the same quarter last year and down 3 euros quarter on quarter.

Quarterly monthly minutes of use increased by 9.8% year on year to 246 minutes, mainly due to the ongoing success of usage stimulation promotions such as 1 cent weekends on pre-pay.

In addition O2 Ireland launched a number of pricing initiatives and services during the quarter. These included:

  Extension of a new device repair programme called Swap Out Service (SOS). From an initial trial in six O2 stores, the programme has been extended to all O2 Retail stores. Under the new service, customers are given an immediate replacement handset if they have a faulty device which is within its warranty period.
  The launch of Napster Mobile in Europe on O2 Ireland 3G i-mode handsets. Napster Mobile allows O2 Ireland customers to search, browse, preview and purchase content from Napster’s immense music catalogue of over two million songs.

O2 Ireland also continued to promote the following offers:

  1 cent calls and texts at weekends for prepay customers, extended until 25 February 2007.
  "My Europe" roaming tariff, offering holidaymakers a reduced flat-rate voice roaming rate across the European Union. Using the free opt-in service, O2 customers are charged a flat rate of 59 cent per minute to make or receive a call within the EU, regardless of the mobile network used, at any time

O2 IRELAND
SELECTED OPERATING DATA
Unaudited figures
	2005	2006
	December	March	June	September	December	% Chg
Cellular customer (thousands)	1,601.8	1,593.0	1,598.6	1,603.0	1,632.0	1.9
Prepaid	1,173.2	1,154.0	1,146.9	1,134.9	1,146.9	(2.2)
Contract	428.6	439.0	451.7	468.1	485.1	13.2
	4Q	1Q	2Q	3Q	4Q	% Chg
MOU (minutes)	224	220	237	241	246	9.8
ARPU (EUR)	46.1	44.6	45.8	45.2	45.0	(2.4)
Prepaid	30.5	28.9	29.4	29.8	29.6	(3.0)
Contract	88.1	87.1	88.2	83.5	81.4	(7.6)
Data ARPU	9.6	9.5	9.5	9.9	10.0	4.2
%non-P2PSMS over data revenues	11.8%	13.8%	15.6%	18.4%	19.6%	7.8 p.p.
Note: MOU and ARPU calculated as monthly quarterly average.

O2 Airwave

After the period end, Airwave announced the Welsh Ambulance Service had signed a 10 year contract worth 32 million pounds to use its service, as well as a contract with London Underground Limited valued at 115 million pounds to provide Airwave coverage for the emergency services throughout London’s underground network. Airwave has now contracted with all the "blue light" emergency services in the UK to supply a secure digital communications system .

In December a 10 year contract was signed with Lancashire Constabulary to provide a managed mobile data solution based around the Airwave Mobile Applications Gateway (MAG) Service and the Airwave network. This groundbreaking development means that Lancashire Constabulary will become the first UK police force to deploy a multi-bearer force-wide mobile data solution.

During the quarter Airwave also launched the "Locator" service, a new location based service aimed at all Public Safety organisations, including police, that need to know the whereabouts of their people and assets. A 2.8 million pounds contract was also signed with Channel Tunnel Rail Limited to provide Airwave communications to their UK tunnels and stations. Airwave continues to improve its offering to customers with the development of voicemail and call forwarding adding new functionality to Airwave’s telephony features.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

TELEFÓNICA O2 CZECH REPUBLIC

Telefonica O2 Czech Republic contribution to Telefonica Group revenues in 2006 amounted to 2,148 million euros. In local currency, and taking into account other recurring revenues, this represents an increase of 0.4% year-on-year (+0.1% year-on-year in the fourth quarter alone), in line with the guidance of flat revenues set for 2006. Mobile business was the key driver of this growth, although the rate of decline of revenues from the fixed business slowed during the year.

Consolidated operating expenses showed an increase in local currency of 2.8% year-on-year in 2006, up by 13.2% in the fourth quarter alone mainly due to re-branding costs and costs related to the launching of the Slovak project (operations actually began on February 2nd 2007), fully reflected in the year-on-year 12.4% year-on-year increase, in local currency, of costs from external services. Supplies expenses (+2.2% year-on-year in local currency) also contributed to the increase in consolidated expenses due to higher activity in carrier transit and growth in mobile off-net traffic from Telefónica O2 Czech Republic customers. Personnel expenses showed a decrease in local currency of 9.4% as a result of one-off items recorded in 2005 and 6.4% headcount reduction (total number of employees at 31 December 2006 is 9,416).

The Group’s operating income before depreciation and amortization (OIBDA) amounted to 985 million euros, a year-on-year increase of 2.4% in local currency, including Slovak operations and accomplishing guidance for the full year which was upgraded during third quarter’ results. As a result, OIBDA margin was 45.8% in 2006, 0.9 p.p. higher than in 2005, showing the ongoing path on cost efficiencies on the one hand, and the higher impairment charge registered in 2005, on the other.

Total CapEx for Telefonica O2 Czech Republic Group in 2006 amounted to 229 million euros, an increase of 7.0% year-on-year in local currency. While CapEx in the fixed segment increased by 40.0% year-on-year in local currency and largely spent on broadband rollout and IPTV, investments in the mobile segment decreased by 16.9% year-on-year in local currency, mainly due to the significant investment in mobile broadband networks deployment made in the same period of last year. CapEx over revenues reached 10.6% in 2006.

Cumulative operating free cash flow (OIBDA-CapEx) to December 2006 stood at 755 million euros, 1.1% year-on-year higher in local currency than in the same period last year.

Fixed Line Business1

Revenues in the fixed line business amounted to 1,057 million euros for the full year, showing a decrease of 5.1% year-on-year in local currency, driven by the shift from traditional voice services which has not been fully compensated by the increase in revenues from broadband Internet, data and value added services. On the positive side, it is worth mentioning the turn around seen in the Internet revenues (Narrowband&Broadband) through the year and the significant improvement in revenues from IT services.

1    After the merger of Cesky Telecom and Eurotel into Telefonica O2 Czech Republic as of 1st July, 2006 all inter-company transactions between fixed and mobile became intra-company. As a result, the financial results of the fixed and mobile segments for 2006, as well as the comparable results from 2005 are disclosed excluding inter-segment revenues and costs. However, mobile ARPU calculation includes the full amount of revenues (including revenues from fixed line business).

Revenues from traditional access fell by 6.5% year-on-year in local currency, primarily due to the 17.4% decline in the number of fixed telephony accesses to reach 2.4 million accesses at the end of 2006, reflecting a strong fixed to mobile substitution effect, as well as the exclusion of "incoming only lines" from calculation, already reported in September. The increase of residential monthly fees from 1st May has impacted positively on this revenue item, showing rates of decline of around 2% in the third and fourth quarter, respectively, compared to a decline of 7.9% in the second quarter.

Revenues from traditional voice services (voice traffic and interconnection) declined by 9.6% year-on-year in local currency. Revenues from voice traffic declined by 16.2% year-on-year in local currency, as a result of lower voice traffic generated by end customers, which decreased by 7.0% year-on-year. The unification of local and long distance rates effective as of 1st April helped long distance traffic to remain in 2006 in the same level as the previous year. Interconnection revenues were flat year-on-year in local currency in 2006, mainly due to the decrease in interconnection charges and lower incoming traffic, being offset by the growth in revenues from international operators, as a result of higher international transit traffic.

Revenues from Internet and Broadband services registered a year-on-year increase of 9.7% in local currency and by 17.9% in the fourth quarter alone, reflecting the turn around already seen from the first quarter, as Narrowband Internet represents a decreasing proportion of Internet revenues with limited downside potential.

The total number of retail Internet broadband accesses at the end of December, 2006 amounted to 405,000 (which represents 86.2% of the total ADSL base), showing a net adds in the year of 179,299 accesses.

It is also important to mention that "O2 TV" customers at the end of 2006 amounted to 15,600 since the launching of the service, based on the Imagenio IPTV platform, in the beginning of September 2006.

Revenues from data services showed a 4.1% year-on-year decrease in local currency as the decrease in revenues from leased lines (-10.9%) was partially offset by the increase in revenues from virtual private networks based on broadband IP connectivity solutions (+6.2%).

Mobile Business

Revenues for the full year 2006 in the mobile segment increased by 6.1% year-on-year in local currency to reach 1,091 million euros.

In the Czech mobile market, while SIM card penetration reached almost 121% at 2006 year end, total number of cellular accesses managed by Telefónica O2 Czech Republic increased by 4.0% year-on-year to reach 4.9 million at the end of December 2006. Net additions for the full year amounted to 188,000, with strong performance in the fourth quarter alone (93,000 net additions on contract and 11,000 on prepay). Further migration of prepaid customers to contract, has lead to a 21.3% year-on-year increase in the number of contract customers who at the end of December totaled 1.9 million, or 38.5% of the total customer base compared with 33.1% at the end of 2005. The blended monthly average churn rate stood at 1.5% for the full year, up from the 1.3% registered in 2005.

Revenues from voice services (monthly fees, customer and interconnection traffic) increased in the full year by 4.4% in local currency, with the increase in revenues from monthly fees (+9.0% year-on-year), driven by the larger contract customer base, and helped by the 1.4% year-on year increase in traffic revenues as a result of traffic stimulation activities. Total mobile traffic grew by 21.0% year-on-year, reflecting an increased average MOU per subscriber and the increase of incoming traffic (MOU per customer blended resulted in 102 minutes in 2006, up from 92 minutes in the last year).

In the fourth quarter of 2006, blended ARPU registered a 2.7% year-on-year increase in local currency to reach 19 euros on the back of continuing customer migration from the prepaid to the contract segment.

Revenues from Value Added services (SMS, MMS and Content) increased by 8.5% in local currency, with the non-SMS blended data ARPU as a percentage of data ARPU reaching 41.0%, compared with 39.0% for the same period last year.

The number of customers using the Data Express service (CDMA-based broadband internet access service) reached 94,000, up by 34.3% year-on-year. This, together with the 10.4% increase in the number of customers using the Data Nonstop service (GPRS-based internet access service), which stood at 74,000 at the end of December, led to a year-on-year increase in revenues from Internet and Data of 24.5% in local currency.

Revenues from equipment (including connection fees) showed a 0.6% year-on-year decrease in local currency, partially because lower connection fees charged to new contract customers.

TELEFÓNICA O2 CZECH REPUBLIC
SELECTED OPERATING DATA CELLULAR BUSINESS
Unaudited figures
	2005	2006
	December	March	June	September	December	% Chg
Cellular customer (thousands)	4,676.0	4,695.0	4,770.2	4,759.7	4,864.5	4.0
Prepaid (1)	3,130.4	3,051.8	3,043.1	2,978.3	2,989.7	(4.5)
Contract	1,545.6	1,643.2	1,727.1	1,781.3	1,874.8	21.3
	4Q	1Q	2Q	3Q	4Q	% Chg
MOU (minutes)	97	96	102	102	109	12.4
ARPU (EUR)	17.5	17.1	17.9	18.3	18.8	7.6
Prepaid	8.3	7.9	8.4	8.6	8.8	6.5
Contract	36.8	34.8	34.8	34.9	35.0	(4.9)
Data ARPU	3.8	3.7	3.7	3.8	4.0	6.0
%non-P2PSMS over data revenues	40.2%	39.1%	38.7%	43.0%	40.0%	(0.2 p.p.)
Note: MOU and ARPU calculated as monthly quarterly average.
(1) 13 month active customer base.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

Telefónica Deutschland

Telefónica Deutschland revenues in the fourth quarter amounted to 76 million euros, 4.8% higher than in the same period last year, and reached a total of 297 million euros for the 12 months to December 2006, a year-on-year increase of 5.4%.

This was primarily due to a significant increase in revenues from voice services that offset the decline in revenues from the Internet narrowband wholesale business. Voice revenues in the twelve months of 2006 amounted to 93 million euros, an increase of 82% compared to full year 2005, representing 5.4 billion minutes carried by the Telefónica Deutschland IP network and maintaining the company’s lead in the German VoIP wholesale market. Fourth quarter voice revenues were 23 million euros, an increase of 28% on the same period last year, representing 1.6 billion minutes.

Although competition in the German broadband access retail market remained intense, the total number of equivalent ADSL lines in service increased to about 618,000 at the end of full year 2006. Revenues from Internet broadband access based on Telefónica Deutschland’s own LLU infrastructure amounted to 25 million euros for full year 2006, compared to 0.2 million euros in 2005. Fourth quarter LLU revenues were 14 million euros. Telefónica Deutschland continues to provide services to nearly all the major ISPs in Germany, maintaining its strong market position.

Telefónica Deutschland registered a negative operating income before depreciation and amortization (OIBDA) of 50 million euros in the 12 months to December 2006, compared to negative OIBDA of 3 million in the 12 months to December 2005, mainly due to start up losses relating to its nationwide ULL rollout. By the end of 2006 42% of households were covered, with a target of 60% by the end of august 2007. The fourth quarter of 2006 resulted in a negative OIBDA of 25 million euros, compared to a negative OIBDA of 4 million euros in the fourth quarter of 2005.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

O2 GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
February - December
2006
Revenues	10,733
Internal expenditure capitalized in fixed assets (1)	187
Operating expenses	(8,069)
Other net operating income (expense)	(67)
Gain (loss) on sale of fixed assets	(10)
Impairment of goodwill and other assets	0
Operating income before D&A (OIBDA)	2,773
Depreciation and amortization	(1,770)
Operating income (OI)	1,003
(1) Including work in process.

TELEFÓNICA O2 CZECH REPUBLIC
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December			October - December
	2006	2005	% Var	2006	2005	% Var
Revenues	2,148	1,035	n.c.	555	526	5.6
Operating income before D&A (OIBDA)	985	457	n.c.	206	204	0.9
OIBDA margin	45.8%	44.1%	1.7 p.p.	37.1%	38.8%	(1.7 p.p.)
Note: In 2005 Telefónica O2 Czech Republic includes the results from July. In 2006 costs from start up operations in Slovakia are included.

TELEFÓNICA DEUTSCHLAND
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December			October - December
	2006	2005	% Chg	2006	2005	% Chg
Revenues	297	281	5.4	76	73	4.8
Operating income before D&A (OIBDA)	(50)	(3)	n.m.	(25)	(4)	n.m.
OIBDA margin	(16.8%)	(1.1%)	(15.7 p.p.)	(32.1%)	(5.7%)	(26.4 p.p.)

TELEFÓNICA O2 EUROPE
ACCESSES
Unaudited figures (Thousands)
	2005	2006
	December	March	June	September	December	% Chg
Final Clients Accesses	35,730.1	36,361.9	37,055.8	37,566.3	38,311.1	7.2
Fixed telephony accesses (1)	3,021.6	2,971.4	2,894.9	2,598.3	2,462.9	(18.5)
Internet and data accesses	613.5	596.5	572.7	564.6	607.1	(1.0)
Narrowband	366.9	292.4	224.3	178.6	143.7	(60.8)
Broadband	233.7	291.5	335.9	373.9	451.9	93.4
Other	12.8	12.6	12.5	12.1	11.6	(9.7)
Cellular accesses	32,095.0	32,794.0	33,588.2	34,400.7	35,225.4	9.8
Pay TV	0.0	0.0	0.0	2.8	15.6	n.m.
Wholesale Accesses (2)	597.3	573.0	527.2	620.0	881.7	47.6
Total Accesses	36,327.4	36,934.8	37,583.0	38,186.3	39,192.8	7.9
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes T. Deutschland connections resold on a retail basis.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA O2 EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
January - December
2006
Revenues	13,159
Internal expenditure capitalized in fixed assets (1)	219
Operating expenses	(9,570)
Other net operating income (expense)	(83)
Gain (loss) on sale of fixed assets	(8)
Impairment of goodwill and other assets	(9)
Operating income before D&A (OIBDA)	3,708
Depreciation and amortization	(3,399)
Operating income (OI)	309
(1) Including work in process.
Note: Telefónica O2 Europe includes O2 Group (February-December), Telefónica O2 Czech Republic y T. Deutschland (January-December).

RESULTS BY BUSINESS LINES

Others Business

Atento Group

Atento Group net turnover reached 1,027 million euros by the end of 2006, a 19.9% growth year on year. The evolution of Group revenues was motivated by the increased activity of its main clients, as well as the addition of new clients in all countries, primarily Brazil, Mexico, Venezuela, Chile and Spain.

The ratio of revenues generated by clients outside the Telefónica Group increased year on year by 2.2 percentage points to stand at 47.0% as of the end of December 2006. The main clients to have contributed to this growth are:

  In Brazil: Increased activity primarily in the financial sector with Banco IBI, Badresco, Itaú and the addition of new clients such as Santander and Aon.
  In Mexico: Growth in sales with BBVA, particularly in the Telecobranza Hipotecaria, Seguros Zodiaco and Finanzia services
  In Venezuela: Growth in revenues due to new clients in the financial sector, such as: Banco de Venezuela, Banpro and Sicobank and increased management with Grupo CANTV and Movilnet.
  In Chile: Increased activity with the client VTR Interaméricana.
  In Spain: Growth in revenues in Servicios 012 Cataluña, Repsol, Agencia Estatal de Administración Tributaria and BBVA.

In terms of the geographic distribution of revenues, Brazil accounts for 38.7% of the total and Spain for 29.1%, as a whole representing 1.8 percentage points less than in December 2005. Atento México continued with its significant growth rate to stand at 10.2% of revenues compared with 8.7% the previous year. Chile represented 6.3% compared with 6% twelve months ago and Venezuela totalled 3.9% in comparison with 2.5% in December 2005.

Operating costs grew 18.9% year on year to 882 million euros, mostly due to increased personnel expenses (+19.6% year on year) as a result of the Group's activity growth.

The OIBDA of the Atento Group totalled 142 million euros, equivalent to a 21.8% year-on-year growth generated by increased activity and by savings in structural costs. In terms of profitability, the OIBDA margin stood at 13.8% to improve the margin recorded the previous year by 0.2 percentage points. Atento Brasil contributed to OIBDA with 62 million euros, representing 44.0%. The remaining operations contributing the most to the Consolidated OIBDA were Mexico with 13.5% (19 million euros), Chile with 9.8% (14 million euros), Spain with 9.2% (13 million euros), Venezuela with 8.3% (12 million euros) and Peru with 6.5% (9 million euros).

The operating result to December amounted to 113 million euros to give a year-on-year growth of 28.2%.

Capex at December 2006 stood at 35 million euros compared with 40 million euros the previous year, primarily centred on Brazil, Mexico, Venezuela and Spain.

Operating free cash flow (OIBDA – Capex) improved substantially in relation to the figure accumulated to December 2005 to stand at 106 million euros, a 39.9% increase as a result of improved management and lower investments.

In terms of operations, the Atento Group had 46,847 positions in place at 31st December 2006, 18.0% more than one year ago. The average number of occupied positions for 2006 stood at 35,343. Financial productivity stood at 77.6%, a 2.2 percentage point drop in comparison with December 2005.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2006	2005	% Chg	2006	2005	% Chg
Revenues	1,027	856	19.9	269	248	8.3
Internal exp capitalized in fixed assets (1)	0	0	n.m.	0	0	n.m.
Operating expenses	(882)	(742)	18.9	(228)	(214)	6.6
Other net operating income (expense)	(3)	1	c.s.	(2)	(1)	n.m.
Gain (loss) on sale of fixed assets	(0)	0	c.s.	0	0	34.3
Impairment of goodwill and other assets	0	0	n.m.	0	0	n.m.
Operating income before D&A (OIBDA)	142	116	21.8	39	34	16.5
Depreciation and amortization	(28)	(28)	1.4	(7)	(7)	(0.2)
Operating income (OI)	113	88	28.2	32	27	21.1
(1) Including work in process.

RESULTS BY BUSINESS LINES

Others Business

Content and Media Business

The Contents and Media business ended the last quarter of 2006 with a net turnover (revenues) of 1,608 million euros, 26.7% up from the figure reached in the same period of the previous year. This increase is due to the positive evolution of results from the main lines of business.

Operating income before depreciation and amortization (OIBDA) in the January-December period amounted to 362 million euros, compared with the 269 million euros obtained in the same period of 2005. This significant growth in 2006 was primarily due to the revenues obtained from the sale of part of the Sogecable stake by the Telefónica Group in the take-over bid launched by the Prisa Group.

Endemol NV

Endemol enjoyed a strong overall performance in the full year 2006, recording a 24.1% growth in turnover, reaching a level of EUR 1,117 million. The company experienced turnover growth in all genres, compared to last year. Growth in Non-scripted came in at 22.2% and Scripted grew by 8.5%. Digital Media registered a very strong performance as well, growing by 65.3%. Both Non-scripted and Digital Media were strongly fuelled by the hit format Deal or No Deal.

Organic growth accounted for the vast majority of total growth, with a remarkably high 20.9% out of the 24.1%, in line with the guidance provided to grow over 15% in organic terms. This organic development is mainly due to the strong performance of Endemol’s operating companies in the UK, the US and Italy. While Big Brother remained the top format with very sound ratings across the globe, the performance of Deal or no Deal was especially remarkable, triggering an increasing appetite for game shows, one of the core elements of Endemol’s product portfolio. This higher demand was leveraged by closing a number of deals in various territories on other game shows such as 1 vs 100, Show me the Money and Set For Life.

EBITDA in 2006 reached a level of EUR 177 million, a +15.9% increase compared to last year, when it amounted to EUR 153 million. In terms of EBITDA margin, Endemol has moved from 17.0% of turnover in 2005 to 15.9% in 2006, almost in the middle of the guide EBITDA range (15-17%).

ATCO

The advertising market in Argentina (Capital and Gran Buenos Aires regions) grew by 10.8% over the year with respect to the previous year. This figure differs from the 20.7% increase recorded in the same period of 2005, which reflected the market recovery recorded over 2004 and 2005.

In this market context, Telefé maintained its leadership in terms of audience over the last quarter, ending 2006 as the leader in audience share that reached 38.8% compared with the 30.3% obtained by Canal 13, its main competitor. The market share accumulated by Telefé to December 2006 end stood at 41.6%, slightly up from that reached in the same period of 2005 and, once again, followed by Canal 13 with 38.1%.

CONTENT AND MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2006	2005	% Chg	2006	2005	% Chg
Revenues	1,608	1,269	26.7	483	390	23.8
Internal expenditure capitalized in fixed assets (1)	0	0	n.m.	(0)	0	n.m.
Operating expenses	(1,411)	(1,052)	34.1	(404)	(325)	24.5
Other net operating income (expense)	24	6	n.m.	15	(3)	c.s.
Gain (loss) on sale of fixed assets	143	47	n.m.	(0)	40	c.s.
Impairment of goodwill and other assets	(2)	(1)	159.0	(2)	(1)	169.1
Operating income before D&A (OIBDA)	362	269	34.4	92	102	(10.1)
Depreciation and amortization	(26)	(29)	(9.2)	(5)	(8)	(40.4)
Operating income (OI)	336	240	39.6	87	94	(7.4)
(1) Including work in process.

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following

  Telefónica O2 Europe results up to December 31st 2006 include O2 Group results from February 1st 2006 to December 31st 2006, and Telefónica O2 Czech Republic and Telefónica Deutschland results from January 1st 2006 to December 31st 2006. As of December 31st 2005 include Telefónica O2 Czech Republic for the six months July 1st 2006 to December 31st 2006 and the Telefónica Deutschland results for the twelve months January 1st 2006 to 31st December 2006. Telefónica Group 69.4% stake in Telefónica O2 Czech Republic is legally dependent upon Telefónica S.A..
  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Content and Media Business. The accounting effects from the Sogecable S.A. stake have been also assigned to Content and Media Business, including the partial divestiture that took place in the first quarter 2006, even though a part of the investment is legally dependent upon Telefónica, S.A..
  Telefónica Holding Argentina, S.A. holds a minority stake of Atlántida de Comunicaciones, S.A. (ATCO) which, for those purposes, is considered to be part of Telefónica de Contenidos, consolidating 100% share capital of ATCO in the Content and Media Business.
  Telefónica International Wholesale Services Group (TIWS) financial results has been assigned to Telefónica Latinoamérica Group, even though is legally dependent upon Telefónica, S.A. (92.5%) and Telefónica Data Corp (7.5%).
  Terra Networks España S.A. has merged with Telefónica de España S.A. with economic effects from January 1st 2006. The 2005 results also has been assigned to the Telefónica de España Group for this presentation. Maptel Networks, S.A.U. and Azeler Automoción, S.A. have been included in Telefónica de España Group although as of December 31st 2006, are directly participated by Terra Networks Asociadas, S.L, which are legally dependent upon Telefónica, S.A..
  Latin American companies formerly dependent upon Terra Group have been legally transferred to Telefónica International, S.A. during the second half of 2005, although the results have been assigned to Telefónica Latinoamérica Group from the beginning of 2005.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines

TELEFÓNICA GROUP		TELEFÓNICA DE ESPAÑA GROUP
	% Part		% Part
Telefónica de España	100.00	Telyco	100.00
Telefónica Móviles (1)	100.00	Telefónica Telecomunic. Públicas	100.00
Telefónica Latinoamérica	100.00	Telefónica Soluciones Sectoriales	100.00
Telefónica de Contenidos	100.00	T. Soluciones de Informatica y Comunicaciones de España	100.00
Atento Group	91,35
Telefónica O2 Europe	100.00
(1) Telefónica Móviles has been absorbed by Telefónica S.A.		Nota: Terra Networks España and Telefónica Empresas España has been absorbed by merger with Telefónica de España

TELEFÓNICA LATINOAMÉRICA GROUP		TELEFÓNICA MÓVILES GROUP
	% Part		% Part
Telesp (1)	87,95	Telefónica Móviles España	100.00
Telefónica del Perú (2)	98.18	Brasilcel (1)	50.00
Telefónica de Argentina	98.03	T. Móviles Argentina	100.00
TLD Puerto Rico	98.00	T. Móviles Perú	98.53
Telefónica Chile (3)	44.89	T. Móviles México	100.00
Telefónica Telecom (4)	52.03	TM Chile	100.00
Terra Networks Perú	99.99	T. Móviles El Salvador	99.08
Terra Networks México	99.99	T. Móviles Guatemala	100.00
Terra Networks USA	100.00	Telcel (Venezuela)	100.00
Terra Networks Guatemala	100.00	T. Móviles Colombia	100.00
Terra Networks Venezuela	100.00	Otecel (Ecuador)	100.00
Terra Networks Brasil	100.00	T. Móviles Panamá	99.99
Terra Networks Argentina	99.99	T. Móviles Uruguay	100.00
Terra Networks Chile	100.00	Telefonía Celular Nicaragua	100.00
Terra Networks Colombia	99.99	Telefónica Móviles Chile	100.00
Telefónica Data Argentina	97.92	Group 3G (Germany)	57.20
Telefónica USA (5)	100.00	IPSE 2000 (Italy) (2)	45.59
T. Intern. Wholesale Serv. (TIWS) (6)	100.00	3G Mobile AG (Switzerland)	100.00
(1) Effective participation 88.01%.		Medi Telecom	32,18
(2) Telefónica Empresas Perú has been absorbed by T.del Perú as of May 1st 2006.		Mobipay España	13.36
(3) CTC has changed its name.		Mobipay Internacional	50.00
(4) Colombia Telecom has changed its name.		T. Móviles Soluciones y Aplicac. (Chile)	100.00
(5) Change its name. Before it was Telefónica Data USA		Tempos 21	43.69
(6) Telefónica, S.A. owns 92.51% y Telefónica DataCorp owns 7.49%.		(1) Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (62.94%)
Note: Telefónica Empresas Brasil has been absorbed by Telesp		(2) Additionally, Telefónica Group holds a 4.08% of IPSE 2000 through Telefónica DataCorp.
		Note: Radiocomunicaciones Móviles SA (Argentina) has been absorbed by Móviles Argentina

ATENTO GROUP		TELEFÓNICA O2 EUROPE
	% Part		% Part
Atento Teleservicios España, S.A.	100.00	O2 UK	100.00
Atento Brasil, S.A.	100.00	O2 Gemany	100.00
Atento Argentina, S.A.	100.00	O2 Ireland	100.00
Atento de Guatemala, S.A.	100.00	Manx	100.00
Atento Mexicana, S.A. de C.V.	100.00	Airwave	100.00
Woknal (Uruguay)	100.00	Be	100.00
Centro de Contacto Salta	100.00	Telefónica O2 Czech Republic (1)	69.41
Mar de Plata Gest y Contactos, S.A.	100.00	(1) Company owned through Telefónica S.A.
Atento Perú, S.A.C.	99.46	Note: Telefónica Deutschland absorbed by O2 Germany
Atento Chile, S.A.	77.95
Atento Maroc, S.A.	100.00
Atento El Salvador, S.A. de C.V.	100.00

TELEFÓNICA DE CONTENIDOS GROUP		OTHER PARTICIPATIONS
	% Part		% Part
Telefé	100.00	Lycos Europe	32.10
Endemol (1)	99.70	Sogecable (1)	16.76
Telefónica Servicios de Música	100.00	Portugal Telecom (2)	9.84
Telefónica Servicios Audiovisuales	100.00	China Netcom Group (3)	5.00
Hispasat	13.23	BBVA	1.07
		Amper	6.10
(1) Ownership held by Telefónica S.A. Endemol Holding NV is the parent company of Endemol Group and owns 75% of Endemol NV, company quoted in the Amsterdam Stock Exchange.		(1) Telefónica de Contenidos, S.A. holds 15.63% and Telefónica, S.A. holds 1.13%.
		(2) Telefónica Group's effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests.
		(3) Ownership held by Telefónica Latinoamérica

ADDENDA

Significant Events

  On February 22nd, 2007, Telefónica, shareholder of Portugal Telecom with a 9.9635% equity stake therein, stated its intention to vote, in the Extraordinary General Meeting of Portugal Telecom to be held on March 2nd, 2007, in favour of approving the amendments to the articles of association and the authorisations proposed to eliminate the voting restrictions, and so that all shareholders may express themselves without hindrance to their capacity to exercise their rights, in the best interest of the company.
  On February 12th, 2007, Telefónica stated that has been offered the possibility of acquiring a minority stake in the capital of the Italian corporation Olimpia S.p.A., which is the major shareholder of Telecom Italia. In that sense preliminary contacts have been maintained with Pirelli, which is the major shareholder of the aforementioned company. Finally, it should be mention that no agreement has been reached with Pirelli in relation to this possible investment, its terms or possible conditions.
  On January 22nd, 2007, Telefónica´s treasury stock position was 79,030,886 shares representing 1.606% of its current share capital.
  On December 15th, 2006, Telefónica announced its intention to explore all strategic options in relation to O2’s holding in the share capital of Airwave O2 Ltd., including total or partial disinvestments in that company (sale). To that end Telefónica has appointed JP Morgan Cazenove.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January–December of 2006, the main changes have occurred in the consolidation perimeter were the following

TELEFÓNICA GROUP

  On the 31st of October 2005, Telefónica, S.A. announced a Binding Offer for the purchase of all the shares in the UK company O2 plc. Once the Binding Offer ended and the procedure began for the mandatory sale of O2 shares according to the UK Law, by September Telefónica held 100% of the shares forming the capital of this company that, as of 7th March this year, were no longer listed on the London Stock Exchange. The acquisition cost for the buyout of O2 Group was 26,135 million euros (17,887 million pounds sterling).Telefónica Group financial statements include the results from O2 Group since February 1st, 2006. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.
  The subsidiary company Comet, Compañía Española de Tecnología, S.A., made a capital increase of 0.23 million euros in February this year through an increase in the par value of existing shares. In March Comet made another capital increase. Both were fully subscribed and paid up by its sole shareholder Telefónica. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.
  The Spanish company, Ifigenia Plus, S.A. which was included in Telefónica Group’s consolidated financial statements according to the global integration method was dissolved during this financial year, and was thereby removed from the consolidation perimeter.
  On the 29th July 2006, the merger contract, relating to Telefónica, S.A.’s absorption of Telefónica Móviles, S.A., was filed in the Madrid Mercantile Register. In order to cover the merger, 4 shares of Telefónica, S.A. with a nominal value of 1 euro, were exchanged for 5 shares of Telefónica Móviles, S.A. with nominal value of 0.5 euros. Telefónica handed over 244,344,012 of their own shares in treasury stock to Telefónica Móviles, S.A. shareholders which represented, approximately, 7.08% of the capital stock. The merger also bore extraordinary dividends of a total of 0.435 euros per share, which when added to the dividend of 0.205 euros, related to the 2005 results, made a total of 0.64 euros gross per share, which was paid on 21st July. The acquired company, Telefónica Móviles, S.A., which was consolidated by the global integration method, was removed from perimeter of consolidation.
  During the month of July, Telefónica, S.A. dealt with the takeover bid formulated by Yell Group Plc, relating to 100% of the shares of Telefónica Publicidad e Información, S.A. (TPI), and accepted Yell’s offer for the 216,269,764 shares, representing 59.905% of the company’s share capital, which Telefónica owned.
  After the sale and under the "Results for discontinued operations" heading in Telefónica Group’s consolidated results account, the result from the disposal are included as well as the results from the TPI Group up to the 30th June of the present financial year. In addition, and for comparison purposes, the consolidated financial statements have been modified for the Telefónica Group in the 2005 financial year to present the TPI Group results under the same heading.

TELEFÓNICA DE ESPAÑA GROUP

  In February, the Spanish company Telefónica Cable, S.A. acquired 15% of the share capital of Telefónica Cable Galicia, S.A. Through this purchase, Telefónica Cable became the sole shareholder of the company. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.
  In June, Telefónica Cable, S.A. took over its subsidiary company Sociedad General de Cablevisión Canarias, S.A.U. Following this operation, the company taken over was removed from the Telefónica Group perimeter of consolidation in which it was included using the full integration method.
  In the month of July, Telefónica de España, S.A. absorbed Terra Networks España, S.A. and Telefónica Data España, S.A. Both companies, which were included in Telefónica Group’s consolidation perimeter using the full integration method, have been removed from it.
  In the month of July, Telefónica de España, S.A. paid 37 million euros for 51% of the capital stock in the Spanish company Iberbanda, S.A. The company has been included in the Telefónica Group consolidation perimeter using the full integration method.
  In the month of July, the Guatemalan company Telefónica Sistemas Ingeniería de Productos Guatemala, S.A went into liquidation. The company, which was included in the Telefónica Group’s consolidation perimeter by the full integration method, has now been removed from it.

TELEFÓNICA LATINOAMÉRICA GROUP

  The Brazilian company Santo Genovese Participaçoes Ltda., a holding company that owned all of the capital stock of the Brazilian Atrium Telecomunicaçoes Ltda., was liquidated during the first quarter of 2006 after taking over its subsidiary Atrium. Both companies, which were included in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.
  In April, Telefónica Internacional, S.A. purchased 50% plus one share in the Colombian company Colombia de Telecomunicaciones, S.A. ESP. In December, the Colombian company absorbed Telefónica Data Colombia, S.A., that has been removed from the consolidation perimeter, where it was included using the full integration method. As a result of the merger by absorption, Telefónica Group has increased its stake to 52.03%. The company has been incorporated in the Telefónica’s Group perimeter of consolidation using the full integration method.
  Telefónica del Perú, S.A.A. took over its subsidiary Telefónica Empresas Perú, S.A.A. in June. The company, which was included in the financial statements of the Telefónica Group using the full integration method, has been removed from the perimeter of consolidation.
  On the 29th of July this current financial year, the Brazilian company, Telecomunicaçoes de Sao Paulo, S.A. (Telesp), absorbed its subsidiary Telefónica Data Brasil Holding. The company, which was included in the perimeter of consolidation using the full integration method, has now been removed from it.
  The companies Telefónica Finance, Ltd. and Telefónica Venezuela Holding, B.V. have merged with Telefonica International Holding, B.V.. Both companies, that were included in the consolidation perimeter of Telefónica Group using the full integration method, have been removed from it.
  The spanish company Telefónica Soluciones de Informática y Comunicaciones, S.L. was absorved by the spanish company Telefónica Datacorp, S.A.. The company, which was incorporated using the full integration method, has been removed from it.
  As a consequence of amortizing its treasury stock, which Telesp did during the financial year, and the purchase of the Telefónica Data Brazil minority shareholders and their later merger with Telesp, the percentage of Telefónica Group’s participation in Telesp’s capital has increased to 88.01%. The company continues to be included in Telefónica Group’s consolidation perimeter by the full integration method.
  The Mexican companies Katalyx México S.A. de C.V. and Telefónica Empresas México S.A. de C.V., wholly-owned subsidiaries of the Telefónica Internacional Group, were sold in 2006. Both companies, which were included in the financial accounts of the Telefónica Group using the full integration method, have been removed from the perimeter of consolidation.

TELEFÓNICA MÓVILES GROUP

  On the 22nd of February 2006, the Shareholders’ Meetings of Telesp Celular Participações S.A. ("TCP"), Tele Centro Oeste Celular Participações S.A., ("TCO"), Tele Sudeste Celular Participações S.A. ("TSD"), Tele Leste Celular Participações, S.A. ("TBE") and Celular CRT Participações S.A. ("CRTPart") approved corporate restructuring in order to exchange TCO shares for TCP shares to become a wholly-owned TCP subsidiary and the take-over of TSD, TBE and CRT Part by TCP.
  In June 2006 VIVO Paticipaçoes made a capital increase by asset contribution for a total of 194 million reais. Once the capital increase was completed, Brasilcel, N.V. stake in VIVO Participaçoes stood at 62.77%.
  In June 2006 Telefónica Móviles Group increased its participation in Telefónica Móviles Perú (TMP), from 98.03% to 98.40%, through the buyout of minorities. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.
  During the financial year, the El Salvadorian company, Telefónica Móviles El Salvador Holding, S.A. de C.V., acquired 2,220 shares in Telefónica Móviles El Salvador, S.A. de C.V., also from El Salvador, increasing their participation in this company to 99.08%. The company continues to be included in the Telefónica Group consolidation perimeter through the full integration method.
  The Argentinean company, Telefónica Móviles Argentina, S.A., has absorbed Compañía de Radiocomunicaciones Móviles, S.A., Radio Servicios, S.A. and Compañía de Teléfonos del Plata, S.A, which are also Argentinean companies. After this operation, these companies were removed from the consolidation perimeter, where they had been included using the full integration method.
  In November 2006 the Telefónica Group’s affiliated companies in Uruguay went through restructuring. Ablitur SA, Redanil SA and T. Móviles Uruguay, 100% subsidiaries of the Group, went into liquidation. Thus, companies currently affiliated with the Telefónica Group, corresponding to the cellular market, are as follows: Wireless Network Ventures Ltd has become a 100% subsidiary of Telefónica Móviles Holding Uruguay S.A. and Telefónica Móviles Uruguay SA (before Abiatar) has become a 68% affiliate of LACH BV. Both companies continue to be included in the Telefónica Group’s consolidation perimeter according to the global integration method.
  The American company Panamá Cellular Holdings, LLC has gone into liquidation. The company, which was included in Telefónica Group’s financial statements according to the global integration method, has been removed from the consolidation perimeter.
  The Mexican company Telecomunicaciones Punto a Punto Mexico, S.A. de C.V. was sold in 2006 accruing capital gains of 10.4 million euros which were recorded under the sub-section "Gains from the sale of affiliated companies" in the Telefónica Group’s consolidated results. The company, which was included in the Group’s consolidation perimeter, according to the global integration method, has now been removed.
  2006 saw a restructuring of Venezuelan companies affiliated to Comtel Comunicaciones Telefónicas, S.A., also from Venezuela, and the following companies have been liquidated:

Promotions 4222. C.A., S.T. Mérida, C.A., S.T. Ciudad Ojeda, C.A., S.T. San Cristóbal, S.T. Maracaibo, C.A., S.T. Punto Fijo, C.A., S.T. Valera, C.A., S.T. Valencia, C.A., SyRed, T.E.I., C.A., Servicios Telcel Acarigua, C.A., Servicios Telcel Barquisimeto, C.A., Servicios Telcel Charallave, S.T. Cumana, C.A., S.T. Guarenas, C.A., S.T. Los Teques, C.A., S.T. Maracay, C.A., S.T. Margarita, C.A., S.T. Maturín, C.A., S.T. Puerto Ordaz, C.A., S.T. Puerto la Cruz, CA, S.T. La Guaira, C.A.

All these companies have been removed from Telefónica Group’s consolidation perimeter where they were included according to the global integration method.

TELEFÓNICA O2 EUROPE

  The 1st of July, 2006, the Czech company Eurotel Praha, spol. s r.o. (Eurotel) was taken over by its parent company Telefónica O2 Czech Republic, a.s. to give the new integrated operator Telefónica O2 Czech Republic, a.s.. Following this operation, Eurotel, which was included in the financial statements of the Telefónica Group using the full integration method, was removed from the perimeter of consolidation.
  In June, O2 UK Ltd. purchased 100% of the British internet service provider Be Un Limited (Be). The operation involved a total payment of 50 million pounds sterling (approximately 73.5 million euros). Be is now included in the perimeter of consolidation using the full integration method.
  In 2006, Telefónica Deutschland GMBH, was sold to the German company, owned by O2 Group, Interkom, to later merge both companies in order tos et up the new company Telefónica Deutschland GMBH, that is incorporated to Telefónica Group financial statements using the full integration method.
  During the third quarter of the 2006 financial year, the Telefónica, O2 Czech Republic, a.s., subsidiary company, Telefónica O2 Slovakia, s.r.o., obtained the third mobile telephone licence in Slovakia. The Slovakian company is included in Telefónica Group’s perimeter of consolidation by the full integration method.
  In the month of October, the British group, O2, acquired the remaining 60% of the share capital in the British company The Link Stores, Ltd. With this acquisition, the Telefónica Group now controls all of this company. The Link Stores, Ltd., which was included by the equity method until the month of September, will now be consolidated by the full integration method from the month of October.

ATENTO GROUP

  In 2006 Atento NV set up the Argentinean companies Atento Mar del Plata, S.A. (later called Mar de Plata Gestiones y Contactos, S.A.) and Atento Salta, S.A. (later called Centro de Contacto Salta, S.A.) with a share capital totalling 0.1 million Argentinean pesos. Both companies have been included in the Telefónica Group’s financial statement by the full integration method.
  In May, Atento Chile Holding purchased the percentage shareholding of Publiguías Chile in Atento Chile, S.A. Following this operation, the shareholding of the Atento Group in Atento Chile increased from 69.99% to 71.16%. The company continues to be included in the perimeter of consolidation of the Telefónica Group using the full integration method.
  In May, the Argentinean company Atento Microcentro, S.A. was set up (later denominated Microcentro de Contacto, S.A.) with a share capital totalling 0.05 million Argentinean pesos. The company has been included in Telefónica Group’s financial statements using the full integration method.
  In June, Atento, N.V. purchased the 100% shareholding in the Uruguayan company Woknal, S.A., with an initial share capital of 0.4 million uruguayan pesos, around 0.01 million euros. The company has been included in the financial statements of the Telefónica Group by the full integration method.
  In August, the Argentinean company Atento Córdoba, S.A. (later called Córdoba Gestiones y Contactos, S.A.) with a share capital totalling 0.05 million Argentinean pesos. The company has been included in Telefónica Group’s financial statements using the full integration method.

TELEFÓNICA CONTENIDOS GROUP

  In March, Prisa launched a partial take-over bid for the 20% of Sogecable, S.A. The Telefónica Group sold shares representative of 6.57% of the company’s share capital, reducing its stake from 23.83% to 17.26%. Later in March, Sogecable made a capital increase although without Telefónica Group taking part, thus diluting its stake in the company’s share capital to the present 16.84%. In April, Sogecable once again increased its capital to cover the options plans for company directors, executives and managers and turned Class B and series B2005 callable shares into ordinary Class A shares, leading to another decrease in the Telefónica Group shareholding, currently standing at 16.80%. In December, Sogecable turned 405.000 B2006 collable shares to ordinary class A shares, diluting once more the stake of Telefónica Group that was 16.75% as of 31st of December. As a consequence of this reduction as of 31st December 2006, the investment in Sogecable is registered under the heading "Other participations". Telefónica Group continues consolidating Sogecable into the financial statements by the equity method.
  The Telefónica de Contenidos Group sold all of its shares held in the Argentine company Patagonik Film Group, S.A. in May 2006. The company, which was included in the financial statements of the Telefónica Group using the equity method, has been removed from the perimeter of consolidation.
  Andalucía Digital Multimedia, S.A. made a capital increase with the participation of Telefónica de Contenidos, S.A., which subscribed enough shares to enable it to increase its shareholding to 24.20%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

ADDENDA

Consolidated Statements by Regional Business Units

TELEFÓNICA SPAIN
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	2006
	Jan - Mar	Apr - Jun	Jul - Sep	Oct - Dec	Jan - Dec
Revenues	4,772	4,893	5,055	5,030	19,750
Operating income before D&A (OIBDA)	2,205	2,074	2,585	1,783	8,647
Operating income (OI)	1,545	1,442	1,962	1,164	6,113

TELEFÓNICA LATIN AMERICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	2006
	Jan - Mar	Apr - Jun	Jul - Sep	Oct - Dec	Jan - Dec
Revenues	4,317	4,390	4,535	4,847	18,089
Operating income before D&A (OIBDA)	1,528	1,474	1,809	1,761	6,571
Operating income (OI)	591	583	884	841	2,900

TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	2006
	Jan - Mar	Apr - Jun	Jul - Sep	Oct - Dec	Jan - Dec
Revenues	2,409	3,418	3,607	3,725	13,159
Operating income before D&A (OIBDA)	756	1,001	1,041	910	3,708
Operating income (OI)	229	346	(254)	(12)	309
Note: In the third quarter is registered the accumulated effect of the PPA for the February-September period.

ADDENDA

Corporate Responsability

Telefónica: spirit of progress

TELEFÓNICA’s VISION:

"We want to enhance people´s lives, the performance of businesses and the progress of the communities where we operate, by delivering innovative services based on information and communication technologies".

BUSINESS PRINCIPLES

In December 2006, the Board of Directors of Telefónica, S.A. unified its Ethical Business Principles throughout the world. These principles are based on the highest standards and the best practices in business ethics. They are the result of the combination of the Codes of Ethics of Telefónica, S.A. and Telefónica Móviles and the Business Principles of O2. Furthermore, they reaffirm Telefónica’s vision and values.

The Business Principles inspire and define the way in which the Telefónica Group’s more than 200,000 employees carry out their activities and interact with customers, shareholders, professionals, suppliers and the different communities in which they work. To ensure their implementation, the company has set up its Business Principles Office, which comprises the corporate areas of the General Office of the Secretary to the Chairman, the General Office of the Legal Secretary and the Internal Auditing and Human Resources departments, as well as Telefónica’s three geographical areas.

Based on the said principles, Telefónica builds its reputation as a company, gains the trust of its stakeholders and maximises its long-term value for its shareholders and society in general.

DRIVING FORCE FOR ECONOMIC DEVELOPMENT

In 2006, Telefónica once again demonstrated its commitment to the development of its economies, contributing to the generation of an average of 1.5% of the GDP of the main countries in which it operates. The number of suppliers who have successfully bid for contracts with the Telefónica Group in the world exceeds the figure of 19,000 and special mention must be made of the fact that an average of 85% of the total purchasing volume is awarded to local suppliers.

Furthermore, Telefónica is an important redistributor of the wealth it generates among all its stakeholders, where approximately 44% is redistributed among its suppliers, 11% is allocated to the various public administrations and 7% is directed to its employees' salaries. In 2006, it is significant to highlight that 31% of these resources were channelled to new investments.

DRIVING FORCE FOR TECHNOLOGICAL DEVELOPMENT

According to the criteria laid down by the OECD, the year 2006 saw Telefónica allocate more than 3,100 million euros to technological innovation all over the world. Of this amount, R&D activities count for more than 588 million euros.

Technological innovation has focused mainly on the deployment of new-generation networks for both fixed lines and mobile phones. By countries, Spain stands out with 49% of the total, together with Brazil, which has 23%.

DRIVING FORCE FOR SOCIAL DEVELOPMENT

The 1st Latin American Forum on the United Nations Millennium Development Goals and Information and Communications Technologies, organised by the General Office of the Ibero-American Secretary and AHCIET, showed the potential of the services offered by Telefónica to enable social development.

Throughout 2006, Telefónica has shown signs of its commitment to society in all the countries in which it works. The areas in which it showed greater commitment included the following:

  Responsible use of services: throughout 2006, Telefónica has developed various programmes to encourage the responsible use of technology by its Spanish and European customers in collaboration with public and social players. As a result of this experience, an adapted terminal for minors was launched in Spain.
  Digital social inclusion: with a view to incorporating collectives that are suffering the digital divide as customers, Telefónica develops geographical, economic and educational inclusion programmes. In particular, in Latin America, the company offers a controlled cost services at 30% of its fixed access base price and maintains more than 536,000 public terminals.
  Social and cultural action: in 2006, Fundación Telefónica dedicated more than 30.7 million euros to social and cultural action activities, most of which were developed in the area of education. The number of individuals who benefited from the various programmes is in excess of 30.6 million. In particular, special mention must be made of the Proniño project, which is dedicated to the eradication of child labour and has enabled more than 25,000 children in the region to attend school.
  Accessibility: the aim of the Telefónica Accesible programme, developed in collaboration with CERMI (the Spanish Committee of Representatives of the Disabled), is to enable the social integration of the disabled using new technologies. This project makes good use of the more than 30 years' experience of ATAM (Telefónica Association for the Care of the Disabled), which involves the collaboration of more than 60,000 of the group's employees and an allocation in 2006 of over 4.7 million euros. In addition, the company complemented this amount with a further 8.7 million euros.
  Environment: the levelling-up of Telefónica’s environmental management systems has enabled the certification of mobile telephone operations in Ecuador and Peru as compliant with the ISO 14001 standard and has increased those in existence in Spain, Mexico, United Kingdom, Ireland and Germany. In particular, O2 Germany is developing a pioneer programme to become the first mobile telephone operator to become carbon neutral as a response to the growing concern for the climatic change.

The corporate responsibility report will be published at the end of April 2007 at: www.telefonica.es/responsabilidadcorporativa

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

For additional information, please contact.

Investor Relations

Gran Vía, 28 – 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email address:

Ezequiel Nieto - ezequiel.nieto@telefonica.es

Diego Maus - dmaus@telefonica.es

Dolores García - dgarcia@telefonica.es

Isabel Beltrán – i.beltran@telefonica.es

ir@telefonica.es

www.telefonica.es/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 1st, 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer